Form 10-K405, Exhibit 13
period 1997-12-31
NASHUA CORP
filed 1998-03-26
CIK 69680

                       Nashua Corporation and Subsidiaries

                           FIVE YEAR FINANCIAL REVIEW

(In thousands, except per share data,
 number of employees and percentages)                      1997            1996            1995            1994            1993
-----------------------------------------------------------------------------------------------------------------------------------
Operations
Net sales                                                $ 173,202       $ 218,310       $ 273,062       $ 273,447       $ 278,825
Gross margin percentage                                       23.1%           22.2%           15.7%           17.5%           19.2%
Selling, distribution and administrative
   expenses as a percentage of sales                          22.3%           20.7%           15.3%           17.7%           17.8%
Income (loss) before interest expense
   and taxes as a percentage of sales(1)                      (5.7)%          16.3%           (8.6)%          (4.2)%          (5.2)%
Income (loss) before taxes as a percentage of sales(1)        (5.8)%          15.1%          (10.6)%          (5.1)%          (6.0)%
Income (loss) as a percentage of sales(1)                     (3.5)%           9.0%           (7.6)%         (13.1)%          (3.7)%
Effective tax rate                                           (39.9)%          40.5%          (28.0)%         (38.7)%         (39.4)%
Income (loss) before income taxes(1)                     $  (9,994)      $  32,922       $ (28,996)      $ (13,850)      $ (16,815)
Income (loss) after taxes(1)                                (6,006)         19,575         (20,878)         (8,486)        (10,194)
Income (loss) from discontinued operations                  (2,816)         (2,558)          6,147          10,633          (8,975)
Gain on disposal of discontinued operation                      --           8,434              --              --              --
Extraordinary loss                                              --          (1,257)             --              --              --
Net income (loss)                                           (8,822)         24,194         (14,731)          2,147         (19,169)
Earnings (loss) per common share(2)
   Continuing operations(1)                              $    (.94)      $    3.07       $   (3.28)      $   (1.33)      $   (1.61)
   Discontinued operations                                    (.44)           (.40)            .97            1.67           (1.41)
   Gain on disposal of discontinued operation                   --            1.32              --              --              --
   Extraordinary loss                                           --            (.20)             --              --              --
   Net income (loss)                                         (1.38)           3.79           (2.31)            .34           (3.02)

Financial Position
Working capital                                          $  18,892       $  21,173       $  31,787       $  46,789       $  23,728
Total assets                                               146,762         176,689         231,372         227,825         219,065
Long-term debt                                               3,489           2,044          68,350          49,166          20,342
Total debt                                                   4,000           2,855          68,850          49,816          25,742
Total capital employed                                      99,022         104,772         143,725         142,512         118,865
Total debt as a percentage of capital employed                 4.0%            2.7%           47.9%           35.0%           21.7%
Shareholders' equity                                     $  95,022       $ 101,917       $  74,875       $  92,696       $  93,123
Shareholders' equity per common share                        14.76           15.90           11.75           14.55           14.74

Other Selected Data
Investment in plant and equipment                        $   4,418       $   8,977       $  11,144       $  12,306       $  11,470
Depreciation and amortization                                7,554           9,845          10,572           8,888           8,422
Dividends per common share                                      --              --             .54             .72             .72
Return on average shareholders' equity                        (9.0)%          27.4%          (17.6)%           2.3%          (18.2)%
Common stock price range:
   High                                                  $  14 3/4       $  19 5/8       $  21           $  30 3/4       $  31 3/4
   Low                                                       9 1/2           9 1/8          12 1/4          19 3/4          25 1/4
Year-end closing price                                      11 5/8          12              13 5/8          20 1/2          27 1/2
Number of employees                                          2,041           2,398           3,447           3,054           4,011
Average common and potential common shares                   6,433           6,402           6,374           6,360           6,343


See Business Changes Note to Consolidated Financial Statements for a description of certain matters relevant to this data.


(1)Income (loss) is from continuing operations and includes restructuring and other unusual charges/(income) of $4.3 million for 1997 (2.5% of sales), $(1.7) million for 1996 (0.8% of sales), $16.2 million for 1995 (5.9% of sales), $2.6 million for 1994 (1.0% of sales) and $11.8 million for 1993 (4.2% of sales). Also, 1996 includes gains from the disposition of Cerion stock and Cerion's public stock offering of $32 million and $7.3 million, respectively.

(2)For the year ended December 31, 1996, net income per common share assuming dilution and net income per common share from continuing operations assuming dilution were $3.78 and $3.06, respectively. For the year ended December 31, 1994, net income per common share assuming dilution and net loss per common share from continuing operations assuming dilution were $.33 and $1.33, respectively.

                       Nashua Corporation and Subsidiaries
                 MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Corporate Matters

In the fourth quarter of 1997, the Company announced its intention to sell its Specialty Coated Products Division and its international photofinishing businesses in Canada, Northern Ireland and the United Kingdom. In February 1998, the Company received an unsolicited offer to buy its photofinishing operations in the U.S., U.K. and Canada.

   On March 10, 1998, the Company reached an agreement to sell these operations for consideration of approximately $52.5 million in cash and the assumption of certain liabilities. Management anticipates that this sale will be consummated in the first half of 1998 and is also continuing discussions for the sale of its photofinishing business in Northern Ireland. As a result, the Company is exiting all of its photofinishing operations and has reported this segment as a discontinued operation in the accompanying consolidated financial statements. The Company has also decided to retain the Specialty Coated Products Division in light of its improved operating performance and prospects.

   During the second quarter of 1996, Cerion Technologies, Inc. ("Cerion") completed its initial public offering of common stock, which included the sale of shares of its stock owned by the Company, reducing the Company's ownership of Cerion to 37.1 percent. Accordingly, the Company no longer consolidates the results of Cerion and has accounted for its remaining interest under the equity method of accounting since the completion of the initial public stock offering.

Results of Continuing Operations - 1997 Compared to 1996

Net sales from continuing operations for 1997 were $173.2 million, a 21 percent decrease compared to 1996. Excluding the net sales related to Cerion and to the liquid toner and the organic photoconductor ("OPC") drum product lines, which the Company exited during 1997, sales decreased 8 percent. Sales declines in the Imaging Supplies Division and Specialty Coated Products Division were partially offset by higher sales in the Label Products Division. The sales decrease was primarily due to lower volumes and pricing in the toner and developer, laser cartridge and paper product lines of the Imaging Supplies Division and in the carbonless and facsimile paper product lines of the Specialty Coated Products Division. Higher sales in the Label Products Division resulted from increased volume of higher margin products.

   In 1997, the Company recorded a net loss from continuing operations of $6 million, compared to net income from continuing operations of $19.6 million in 1996. The 1997 results included restructuring and other unusual charges of $4.3 million. The 1996 results included restructuring and other unusual income of $1.7 million, a $32 million pretax gain on the disposition of a portion of the Company's ownership in Cerion and a $7.3 million pretax gain from the Company's interest in the shares sold by Cerion. The Company's pretax operating results before all gains from dispositions and restructuring and other unusual charges improved from a loss of $8.1 million in 1996 to a loss of $5.7 million in 1997 due to improved profitability in the Commercial Products Group of $3.6 million and a $3.6 million decrease in Corporate expenses, including interest, partially offset by lower operating income from Cerion of $4.8 million. The increase in operating income in the Commercial Products Group resulted from improved productivity and a reduction in the group's manufacturing and operating expenses, partially offset by a reduction in sales volumes within the Imaging Supplies Division. Corporate expenses decreased in 1997 compared to 1996 primarily due to $2.3 million lower net interest expense and reduced incentive compensation expense. Operating income from Cerion declined in 1997 due to the Company's reduced ownership and Cerion's decrease in profitability in 1997 compared to 1996.

   The restructuring and other unusual charges of $4.3 million in 1997 included charges in the fourth quarter of $.6 million related to restructuring the corporate organization, a charge in the third quarter of $.9 million related to the sale of excess real estate in Nashua, NH, and a second quarter charge of $2.8 million for costs associated with restructuring certain distribution channels and aligning the workforce with levels of demand in the Commercial Products Group. The Company expects the actions being taken in the Commercial Products Group to be completed in the first half of 1998 and to result in an annualized benefit of approximately $5 million. The Company expects the actions being taken to reduce corporate expenses will be substantially completed by the end of 1998 and result in annualized savings in excess of $1 million. Details of the charges related to continuing operations and the activity recorded during 1997 are as follows:

                                                                        Balance       Current        Current       Balance
                                                                        Dec. 31,        Year          Year         Dec. 31,
(In thousands)                                                            1996       Provision       Charges         1997
---------------------------------------------------------------------------------------------------------------------------
1997 Activity:
Provisions for severance related to workforce reductions                 $  475        $2,604         $1,166        $1,913
Provisions for assets to be sold or discarded                             1,178         1,650          2,078           750
Other                                                                       841            -             476           365
                                                                         ------        ------         ------        ------
Total                                                                    $2,494        $4,254         $3,720        $3,028
                                                                         ======        ======         ======        ======

The 1997 provision for workforce reductions included amounts for salary and benefit continuation for 116 employees as part of the Commercial Products Group and Corporate reorganizations. The restructuring activities provided for in the balance at December 31, 1996 were substantially completed in 1997. Amounts incurred did not change materially from the reserve balance of $2.5 million at December 31, 1996.

   Administrative expenses were relatively unchanged from the prior year. Selling and distribution expenses decreased by 12 percent from 1996 as lower sales volume in the Commercial Products Group resulted in lower distribution costs, and lower sales commissions and bonuses reduced selling expense. Research and development expenses decreased by 15 percent year over year primarily due to the spin-off of Cerion and the reduction in spending in the Commercial Products Group.

   The effective tax rate for continuing operations was a benefit of 39.9 percent in 1997 compared to a charge of 40.5 percent in 1996. The 1997 tax benefit was greater than the U.S. statutory rate primarily due to state and local income taxes. The 1996 effective tax rate was greater than the U.S. statutory rate primarily due to state and local income taxes and the write-off of certain tax assets.

Results of Continuing Operations - 1996 Compared to 1995

Net sales of $218.3 million decreased 20 percent from 1995, primarily due to lower volumes in the Commercial Products Group. The Company recorded net income from continuing operations of $19.6 million in 1996, compared to a net loss from continuing operations of $20.9 million in 1995. The 1996 results included restructuring and other unusual income of $1.7 million, a $32 million pretax gain on the disposition of a portion of the Company's ownership in Cerion and a $7.3 million pretax gain from the Company's interest in the shares sold by Cerion. The 1995 results included restructuring and other unusual charges of $16.2 million and the recognition of a $3.3 million valuation allowance against tax assets due to the probability that such assets would not be realized. The Company's pretax operating results before all gains from dispositions and restructuring and other unusual charges improved from a loss of $12.7 million in 1995 to a loss of $8.1 million in 1996, due to improved operating results in the Commercial Products Group and lower interest expense. This was partially offset by decreases in operating income in Cerion, including recognition of losses from the Company's continuing investment in Cerion.

   During 1996, the Company completed the sale of its Tape Products Division. The Company received $28 million for the net assets of the business resulting in an after-tax gain of $8.4 million. The results of the Tape Products Division's operations and the gain on the sale are reported as a discontinued operation. Also during 1996, the Company recorded an extraordinary after-tax charge of $1.3 million associated with the extinguishment of debt.

   Net restructuring and other unusual income of $1.7 million in 1996 included charges of $1.1 million for the cost of divesting the OPC drum product line and $1.4 million for functional realignments in Corporate, offset by income of $4.2 million associated with reassessment in 1996 of certain charges recorded in 1995 for product and channel rationalizations in the Commercial Products Group. Details of the charges related to continuing operations and the activity recorded during 1996 are as follows:

                                                                         Balance       Current        Current       Balance
                                                                         Dec. 31,        Year           Year        Dec. 31,
(In thousands)                                                             1995       Provision       Charges         1996
----------------------------------------------------------------------------------------------------------------------------
1996 Activity:
Provisions for severance related to workforce reductions                  $2,600        $    -         $2,125        $  475
Provisions for assets to be sold or discarded                                  -         2,178          1,000         1,178
Other                                                                      2,200           401          1,760           841
                                                                          ------        ------         ------        ------
Total                                                                     $4,800        $2,579         $4,885        $2,494
                                                                          ======        ======         ======        ======


The provision for assets to be sold or discarded relates primarily to the net assets of the OPC drum product line. All charges, excluding asset write-downs, are principally cash in nature and are expected to be funded from operations. Disposal of the assets was completed in 1997. The restructuring activities provided for in the balance at December 31, 1995 were substantially completed at December 31, 1996 and resulted in annualized savings of approximately $5 million.

   Net sales for the Commercial Products Group decreased $46.5 million, or 18.9 percent, due to lower volume across several product lines and the disposal of the office catalog supplies business in December 1995. Volume declines were experienced in facsimile, carbonless and copy papers, label rollstock, toner, remanufactured laser printer cartridges and diskettes. Volumes increased slightly in certain converted label, dry gum and thermal facesheet products. The operating loss before restructuring and other unusual charges (income) decreased $4.6 million compared to 1995, primarily due to lower raw material costs, improved manufacturing productivity and reduced selling, distribution and administrative expenses.

   During the second quarter of 1996, Cerion completed the initial public offering of its common stock at a price of $13.00 per share. A total of 4,416,000 shares were sold, of which 1,615,000 were sold by Cerion and 2,801,000 were sold by the Company. The Company received net proceeds of $33.1 million and recorded a $32 million pretax gain on its sale of Cerion shares and a $7.3 million pretax gain from the Company's interest in the shares sold by Cerion. As a result of the sale, the Company's ownership of Cerion was reduced to 37.1 percent, and accordingly, the Company no longer consolidates the results of Cerion and has accounted for its remaining interest under the equity method of accounting since the completion of the initial public stock offering.

   On March 1, 1996, Cerion distributed a dividend to the Company in the form of a promissory note payable in the principal sum of $10 million bearing interest at the rate of 7.32 percent per annum from March 1, 1996 to September 30, 1996. The promissory note was repaid on May 31, 1996.

   Net sales recorded by the Company in 1996 related to Cerion were $19.3 million, compared to $27.5 million for 1995. The 1996 net sales were through May 23, 1996, the date immediately prior to the initial public offering of Cerion common stock. In 1996, the Company recorded $5.1 million of operating income from its equity interest in Cerion, compared to operating income on a consolidated basis of $6 million for 1995.

   Administrative expenses increased 3 percent as a result of increases in non-recurring legal expenses and increases in performance incentives. Selling and distribution expenses decreased 11 percent due to lower volumes in the Commercial Products Group. Research and development expenses increased 3 percent due to increased spending on Corporate projects and at Cerion prior to the transaction described above.

   The effective tax rate for continuing operations was 40.5 percent in 1996 compared to a benefit of 28 percent in 1995. The 1996 effective rate was greater than the U.S. statutory rate primarily due to state and local income taxes and the write-off of certain tax assets. The 1995 effective tax benefit was less than the U.S. statutory rate primarily due to the establishment of a valuation allowance against long-term tax assets.

Effect of Inflation and Changing Prices

The Company believes that results of operations as reported in its historical cost financial statements reasonably match current costs, except for depreciation, with revenues generated in the period. Depreciation expense based on the current costs of plant and equipment would be significantly higher than depreciation expense reported in the historical financial statements; however, such expense would not affect cash provided by operating activities.

Liquidity, Capital Resources and Financial Condition

Working capital decreased $2.3 million from December 31, 1996, primarily due to a reduction in cash offset to a large extent by an increase in other current assets and decreases in accounts payable and accrued expenses, net of the effects of the reclassification of assets and liabilities to discontinued operations. Cash was used to fund operating losses and reduce accounts payable and accrued expenses. Other current assets increased due to tax benefits related to the operating losses. At December 31, 1997, the total debt as a percentage of equity increased to 4.2 percent from 2.8 percent at December 31, 1996. The Company suspended its quarterly dividend in 1995 and intends to review this decision when the Company's financial performance would make such reconsideration appropriate. The Company relies primarily on cash provided by operating activities to fund its normal additions to plant and equipment. Investments in plant and equipment in 1997 were approximately $4.4 million.

   During 1997, the Company renegotiated a new secured $18 million line of credit of which $5 million is available exclusively for letters of credit. Borrowings under this facility are collateralized by a security interest in the Company's receivables and inventory. Interest on amounts outstanding under the line of credit is payable at 2 percent above the LIBOR rate. The maturity of this line of credit is April 3, 1999. The agreement contains certain financial covenants with respect to tangible net worth, liquidity and other ratios. In addition, without prior consent of the lenders, the agreement does not allow the payment of dividends and restricts, among other things, the incurrence of additional debt, guarantees, lease arrangements or the sale of certain assets. As of December 31, 1997, the Company was in compliance with these covenants. At December 31, 1997, borrowings of $2 million were outstanding under this secured revolving credit facility.

   On December 26, 1996, the Company entered into a note agreement under which the Company borrowed $2.6 million. The note is to be paid back in sixty equal monthly payments, starting in January 1997. The note bears interest per annum equal to 2.5 percent above the LIBOR rate which was 6 percent at December 31, 1997. The note is collateralized by a security interest in certain equipment.

   At December 31, 1997, the Company had $5.8 million and $2.3 million of net operating loss carryforward benefits and tax credit carryforwards, respectively, which are primarily available to offset certain future domestic taxable earnings. The net operating loss carryforward benefits expire as follows: $.5 million in 1999; $2.6 million in

2000; and $2.7 million thereafter. The tax credit carryforwards expire as follows: $.1 million in 1998; $.1 million in 1999; $.2 million in 2000; and $1.9 million thereafter. Management believes that the Company will generate sufficient future taxable income to realize deferred tax assets prior to the expiration of any net operating loss carryforwards or tax credit carryforwards and that realization of the net deferred tax assets is more likely than not.

   In April 1994, Ricoh Company, Ltd. and Ricoh Corporation ("Ricoh") brought a lawsuit in the United States District Court of New Hampshire, alleging the Company's infringement of the U.S. patents 4,611,730 and 4,878,603 relating to certain toner cartridges for Ricoh copiers. In March 1997, the District Court enjoined Nashua from manufacturing, using or selling its NT-50 and NT-6750 toner cartridges. Sales of these products in 1996 amounted to one percent of Nashua's total sales. The Court left the subject of damages, if any, to subsequent proceedings. The Company disagrees with the Court's decision and has appealed to the United States Court of Appeals for the Federal Circuit. At the trial, Ricoh alleged that its damages would be approximately $10 million as of the date of the trial, and the Company alleged that such damages should be in the range of $.1 million to $.4 million. Ricoh is also seeking treble damages and attorneys' fees for willful infringement, but the Company believes an award for such damages is unlikely. The Company is awaiting the District Court's decision on damages and the Court of Appeals' decision.

   In August and September 1996, two individual plaintiffs initiated lawsuits in the Circuit Court of Cook County, Illinois against the Company, Cerion, certain directors and officers of Cerion, and the Company's underwriter, on behalf of classes consisting of all persons who purchased the common stock of Cerion between May 24, 1996 and July 9, 1996. These two complaints were consolidated. In March 1997, the same individual plaintiffs joined by a third plaintiff filed a Consolidated Amended Class Action Complaint (the "Consolidated Complaint"). The Consolidated Complaint alleged that, in connection with Cerion's initial public offering, the defendants issued materially false and misleading statements and omitted the disclosure of material facts regarding, in particular, certain significant customer relationships. In October 1997, the Court on motion by the defendants, dismissed the Consolidated Complaint. The plaintiffs filed a Second Amended Consolidated Complaint alleging substantially similar claims as the Consolidated Complaint seeking damages and injunctive relief. The Company believes this lawsuit is without merit, has substantial defenses and intends to vigorously defend against these allegations.

   The Company is involved in certain environmental matters and has been designated by the Environmental Protection Agency ("EPA") as a potentially responsible party ("PRP") for certain hazardous waste sites. In addition, the Company has been notified by certain state environmental agencies that some of the Company sites not addressed by the EPA require remedial action. These sites are in various stages of investigation and remediation. Due to the unique physical characteristics of each site, the technology employed, the extended timeframes of each remediation, the interpretation of applicable laws and regulations and the financial viability of other potential participants, the ultimate cost to the Company of remediation for each site is difficult to determine. At December 31, 1997, based on the facts currently known and the Company's prior experience with these matters, the Company has concluded that there is at least a reasonable possibility that site assessment, remediation and monitoring costs will be incurred by the Company with respect to those sites which can be reasonably estimated in the aggregate range of $1.3 million to $1.5 million. This range is based, in part, on an allocation of certain sites' costs which, due to the joint and several nature of the liability, could increase if the other PRPs are unable to bear their allocated share. At December 31, 1997, the Company has accrued $1.5 million which represents, in management's view, the most likely amount within the range stated above. Based on information currently available to the Company, management believes that it is probable that the major responsible parties will fully pay the costs apportioned to them. Management believes that, based on the Company's financial position and the estimated environmental accrual recorded, its remediation expense with respect to those sites is not likely to have a material adverse effect on its consolidated financial position or results of operations.

   The Company is in the process of addressing the Year 2000 issue and expects to substantially complete the necessary conversions and implementations in 1998 and to be primarily testing changes in 1999. The Company does not expect the cost of this project to be material to the Company's business, operations or financial condition.

Matters Affecting Future Results

This Annual Report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. When used in this Annual Report, the words "expects," "anticipates," "believes," "can," "will" or similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, completion of the sales of the Company's photofinishing businesses, the possibility of a final award of material damages in the patent litigation brought against the Company by Ricoh Company, Ltd. and the Cerion Litigation, fluctuations in customer demand, intensity of competition from other vendors, timing and acceptance of new product introductions, and general economic and industry conditions. The Company assumes no obligation to update the information contained in this Annual Report.

                       Nashua Corporation and Subsidiaries
           CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

                                                                                 Year Ended December 31,
                                                                      ---------------------------------------------
(In thousands, except per share data)                                    1997              1996              1995
-------------------------------------------------------------------------------------------------------------------
Net sales                                                             $ 173,202         $ 218,310         $ 273,062
Cost of products sold                                                   133,175           169,933           230,178
Selling, distribution and administrative expenses                        38,557            45,123            41,699
Research and development expense                                          7,749             9,159             8,924
Restructuring and other unusual charges (income)                          4,254            (1,733)           16,247
Equity in net (income) loss of Cerion Technologies                         (306)              135                --
Gain on disposition of Cerion Technologies stock                             --           (31,962)               --
Gain on Cerion Technologies public stock offering                            --            (7,353)               --
Interest expense                                                            129             2,604             5,500
Interest income                                                            (362)             (518)             (490)
                                                                      ---------         ---------         ---------
Total costs and expenses, net of Cerion Technologies gains              183,196           185,388           302,058
                                                                      ---------         ---------         ---------
Income (loss) from continuing operations before income taxes             (9,994)           32,922           (28,996)
Income taxes (benefit)                                                   (3,988)           13,347            (8,118)
                                                                      ---------         ---------         ---------
Income (loss) from continuing operations                                 (6,006)           19,575           (20,878)
Income (loss) from discontinued operations, net of taxes                 (2,816)           (2,558)            6,147
Gain on disposal of discontinued operation, net of taxes                     --             8,434                --
                                                                      ---------         ---------         ---------
Income (loss) before extraordinary loss                                  (8,822)           25,451           (14,731)
Extraordinary loss on extinguishment of debt, net of taxes                   --            (1,257)               --
                                                                      ---------         ---------         ---------
Net income (loss)                                                        (8,822)           24,194           (14,731)
Retained earnings, beginning of period                                   85,757            61,563            79,744
Dividends                                                                    --                --            (3,450)
                                                                      ---------         ---------         ---------
Retained earnings, end of period                                      $  76,935         $  85,757         $  61,563
                                                                      =========         =========         =========

Earnings per share
   Income (loss) from continuing operations per common share          $    (.94)        $    3.07         $   (3.28)
   Income (loss) from discontinued operations per common share             (.44)             (.40)              .97
   Gain on disposal of discontinued operation                                --              1.32                --
   Extraordinary loss on extinguishment of debt                              --              (.20)               --
                                                                      ---------         ---------         ---------
   Net income (loss) per common share                                 $   (1.38)        $    3.79         $   (2.31)
                                                                      ---------         ---------         ---------
   Income (loss) from continuing operations per common
      share assuming dilution                                         $    (.94)        $    3.06         $   (3.28)
   Income (loss) from discontinued operations
      per common share assuming dilution                                   (.44)             (.40)              .97
   Gain on disposal of discontinued operation                                --              1.32                --
   Extraordinary loss on extinguishment of debt                              --              (.20)               --
                                                                      ---------         ---------         ---------
   Net income (loss) per common share assuming dilution               $   (1.38)        $    3.78         $   (2.31)
                                                                      =========         =========         =========

The accompanying notes are an integral part of the consolidated financial statements.

                       Nashua Corporation and Subsidiaries
                           CONSOLIDATED BALANCE SHEET


                                                                           December 31,  December 31,
                                                                          ---------------------------
(In thousands, except share data)                                            1997              1996
-----------------------------------------------------------------------------------------------------
Assets
Current assets
   Cash and cash equivalents                                              $   3,736         $  20,018
   Accounts receivable                                                       14,915            20,112
   Inventories
      Materials and supplies                                                  6,196             6,676
      Work in process                                                         3,650             2,498
      Finished goods                                                          4,791             7,494
                                                                          ---------         ---------
                                                                             14,637            16,668
   Other current assets                                                      12,362            15,367
   Net current assets of discontinued operations                                120                --
                                                                          ---------         ---------
                                                                             45,770            72,165
                                                                          ---------         ---------
Plant and equipment
   Land                                                                         789             1,137
   Buildings and improvements                                                27,371            35,754
   Machinery and equipment                                                   50,654            77,063
   Construction in progress                                                   2,206             4,623
                                                                          ---------         ---------
                                                                             81,020           118,577
   Accumulated depreciation                                                 (40,605)          (58,459)
                                                                          ---------         ---------
                                                                             40,415            60,118
                                                                          ---------         ---------
Investment in unconsolidated affiliate                                        7,524             7,218
Other assets                                                                 11,859            37,188
Net non-current assets of discontinued operations                            41,194                --
                                                                          ---------         ---------
Total assets                                                              $ 146,762         $ 176,689
                                                                          =========         =========

Liabilities and Shareholders' Equity
Current liabilities
   Current maturities of long-term debt                                   $     511         $     811
   Accounts payable                                                          12,595            22,678
   Accrued expenses                                                          13,772            24,880
   Income taxes payable                                                          --             2,623
                                                                          ---------         ---------
                                                                             26,878            50,992
                                                                          ---------         ---------

Long-term debt                                                                3,489             2,044
Other long-term liabilities                                                  21,373            21,736
Shareholders' equity
   Preferred stock, par value $1.00: 2,000,000 shares
      authorized and unissued                                                    --                --
   Common stock, par value $1.00: authorized 40,000,000 shares
      Issued 6,715,495 shares in 1997 and 6,647,255 shares in 1996            6,716             6,647
   Additional capital                                                        12,129            12,107
   Retained earnings                                                         76,935            85,757
   Cumulative translation adjustment                                             --            (1,837)
   Treasury stock, at cost                                                     (758)             (757)
                                                                          ---------         ---------
                                                                             95,022           101,917
                                                                          ---------         ---------
Commitments and contingencies
Total liabilities and shareholders' equity                                $ 146,762         $ 176,689
                                                                          =========         =========


The accompanying notes are an integral part of the consolidated financial statements.

                       Nashua Corporation and Subsidiaries
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                          Year Ended December 31,
                                                                                ------------------------------------------
(In thousands)                                                                     1997             1996             1995
----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
of Continuing Operations
Net income (loss)                                                               $ (8,822)        $ 24,194         $(14,731)
Adjustments to reconcile net income (loss) to cash provided by (used in)
   continuing operating activities:
      Depreciation and amortization                                                7,554            9,845           10,572
      Deferred income taxes                                                       (3,988)           8,622           (8,118)
      Write-down of long-lived assets to net realizable value                         --              990              509
      Loss on sale of excess real estate                                             900               --               --
      (Income) loss from discontinued operations                                   2,816            2,558           (6,147)
      Gain on disposal of discontinued operation                                      --           (8,434)              --
      Extraordinary loss on extinguishment of debt                                    --            1,257               --
      Equity in net (income) loss of Cerion Technologies                            (306)             135               --
      Gain on disposition of Cerion Technologies stock                                --          (31,962)              --
      Gain on Cerion Technologies public stock offering                               --           (7,353)              --
      Change in operating assets and liabilities, net of effects from acquisition and disposal of businesses:
            Accounts receivable                                                    1,045            1,344            7,477
            Inventories                                                             (370)           2,785            9,631
            Other assets                                                          (1,481)           3,728            9,871
            Accounts payable                                                      (4,624)           2,214           (6,280)
            Accrued expenses                                                      (4,375)          (6,322)           9,692
            Other long-term liabilities                                              (61)             643           (3,848)
            Income taxes payable                                                    (149)           4,725              639
                                                                                --------         --------         --------
   Cash provided by (used in) operating activities                               (11,861)           8,969            9,267

Cash Flows from Investing Activities
of Continuing Operations
Investment in plant and equipment                                                 (4,418)          (8,977)         (11,144)
Proceeds from sale of plant and equipment                                            825               --               --
Proceeds from repayment of Cerion Technologies notes                                  --           11,142               --
Proceeds from sale of Cerion Technologies stock, net                                  --           33,080               --
                                                                                --------         --------         --------
   Cash provided by (used in) investing activities                                (3,593)          35,245          (11,144)

Cash Flows from Financing Activities
of Continuing Operations
Proceeds from borrowings                                                           2,000            3,434           32,800
Repayment of borrowings                                                             (855)         (69,429)         (13,766)
Dividends paid                                                                        --               --           (3,450)
Proceeds and tax benefits from shares issued under stock option plans                 91               73               14
Extinguishment of debt                                                                --             (952)              --
Purchase and reissuance of treasury stock                                             (1)              (6)              36
                                                                                --------         --------         --------
   Cash provided by (used in) financing activities                                 1,235          (66,880)          15,634
Proceeds from sale of discontinued operations                                         --           35,174            6,950
Cash applied to activities of discontinued operations                             (2,025)          (1,289)         (22,546)
Effect of exchange rate changes on cash                                              (38)             409               10
                                                                                --------         --------         --------
Increase (decrease) in cash and cash equivalents                                 (16,282)          11,628           (1,829)
Cash and cash equivalents at beginning of year                                    20,018            8,390           10,219
                                                                                --------         --------         --------
Cash and cash equivalents at end of year                                        $  3,736         $ 20,018         $  8,390
                                                                                ========         ========         ========
Interest paid                                                                   $     92         $  3,387         $  7,532
                                                                                ========         ========         ========
Income taxes paid                                                               $  2,428         $  4,476         $  6,580
                                                                                ========         ========         ========


The accompanying notes are an integral part of the consolidated financial statements.

                       Nashua Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation: The accompanying consolidated financial statements include the accounts of Nashua Corporation and its wholly-owned subsidiaries ("the Company").

Revenue Recognition: Sales are recognized at the time the goods are shipped or when title passes.

Sale of Stock by a Subsidiary: The Company recognizes gains and losses on its subsidiary's direct sale of shares of stock in which the selling price of the subsidiary's shares is greater than or less than the Company's carrying value.

Use of Estimates: The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to allowances for obsolete inventory and uncollectible receivables, environmental obligations, postretirement and other employee benefits, valuation allowances for deferred tax assets, future cash flows associated with assets, and useful lives for depreciation and amortization. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investment instruments purchased with a remaining maturity of three months or less to be cash equivalents. The Company held no cash equivalents at December 31, 1997. At December 31, 1996, the Company held $13.9 million of various money market instruments carried at cost, which approximated market.

Accounts Receivable: The consolidated balance is net of allowance for doubtful accounts of $1.2 million at December 31, 1997 and $1.8 million at December 31, 1996.

Inventories: Inventories are carried at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method for approximately 61 percent and 66 percent of the inventories at December 31, 1997 and 1996, respectively, and by the last-in, first-out ("LIFO") method for the balance. Had the FIFO method been used to cost all inventories, the inventory balances would have been approximately $2.8 million and $2.9 million higher at December 31, 1997 and 1996, respectively.

Plant and Equipment: Plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred, while additions, renewals and betterments of plant and equipment are capitalized. Items which are fully depreciated, sold, retired or otherwise disposed of, together with the related accumulated depreciation, are removed from the accounts and, where applicable, the related gain or loss is recognized.

   For financial reporting purposes, depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

--------------------------------------------------------------------------------
Buildings and improvements                                       5-40 years
Machinery and equipment                                          3-20 years

The Company reviews the value of its plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill: Included in "Other Assets" and in "Net Non-current Assets of Discontinued Operations" is the excess of cost over the fair value of identifiable net assets acquired (goodwill), which is being amortized on a straight-line basis over periods ranging from 5 to 40 years. Goodwill amounted to $19.5 million and $22 million at December 31, 1997 and 1996, respectively, which is net of accumulated amortization of $10.4 million and $9 million, respectively. Goodwill included in "Net Non-current Assets of Discontinued Operations" amounted to $19.3 million at December 31, 1997. Goodwill included in "Other Assets" was $.2 million at December 31, 1997 and $22 million at December 31, 1996. The Company reviews the value of its goodwill whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. See the Business Changes note.

Research and Development: Research and development costs are expensed as incurred.

Stock Compensation: The Company's employee stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company follows disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."


Income Taxes: Prepaid or deferred income taxes result principally from the use of different methods of depreciation and amortization for income tax and financial reporting purposes, the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes and the recognition of the tax benefit of net operating losses and other tax credits.


Foreign Currency Translation: The functional currency of the Company's foreign subsidiaries is the local currency. Accordingly, assets and liabilities of these subsidiaries have been translated using exchange rates prevailing at the appropriate balance sheet date and income statement items have been translated using average monthly exchange rates.


Financial Instruments: The Company enters into foreign exchange contracts as hedges against exposure to fluctuations in exchange rates associated with certain transactions denominated in foreign currencies. Market value gains or losses on these contracts are included in the results of operations and generally offset gains or losses on the related transactions.

   The Company may selectively enter into interest rate swap agreements to reduce the impact of interest rate changes on its floating rate debt. The notional amounts of such agreements are used to measure carrying value (interest to be paid or received) and do not represent the amount of exposure to loss.

   The Company does not hold or issue derivative financial instruments for trading purposes.


Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade receivables and financial instruments used in hedging activities.

   The Company places its temporary cash investments with high credit quality financial institutions and in high quality commercial paper and, by policy, limits the amount of credit exposure with any one financial institution. Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade credit risk. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. The Company generally does not require collateral or other security to support customer receivables.

   The counterparties to the agreements relating to the Company's foreign exchange commitments consist of a number of high credit quality financial institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties.


Environmental Expenditures: Environmental expenditures relating to ongoing operations are expensed when incurred unless the expenditures extend the life, increase the capacity or improve the safety or efficiency of the property; mitigate or prevent environmental contamination that has yet to occur and improve the property compared with its original condition; or are incurred for property held for sale.

   Expenditures relating to site assessment, remediation and monitoring are accrued and expensed when the costs are both probable and the amount can be reasonably estimated. Estimates are based on in-house or third-party studies considering current technologies, remediation alternatives and current environmental standards. In addition, if there are other participants and the liability is joint and several, the financial stability of the other participants is considered in determining the Company's accrual. Insurance and other recoveries relating to these expenditures are recorded separately once recovery is probable.


Earnings per Common and Potential Common Shares: In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Earnings per share for the years ended December 31, 1996 and 1995 have been restated accordingly.

Fair Value of Financial Instruments: The recorded amounts for cash and cash equivalents, other current assets, accounts receivable and accounts payable and other current liabilities approximate fair value due to the short-term nature of these financial instruments. The fair values of amounts outstanding under the Company's debt instruments approximates their book values in all material respects due to the variable nature of the interest rate provisions associated with such instruments.


Reclassification: Certain amounts from the prior year have been reclassified to conform to the present year presentation.


                                BUSINESS CHANGES

During the second quarter of 1996, the Company and Cerion completed the initial public offering of common stock of Cerion at a price of $13.00 per share. A total of 4,416,000 shares were sold, of which 1,615,000 were sold by Cerion and 2,801,000 were sold by the Company. The Company received net proceeds of $33.1 million and recorded a $32 million pretax gain on its sale of Cerion shares and a $7.3 million pretax gain from the Company's interest in the shares sold by Cerion. As a result of the sale, the Company's ownership of Cerion was reduced to 37.1 percent, and accordingly, the Company now uses the equity method of accounting for its investment in Cerion common stock.

   During the fourth quarter of 1996, the Company completed the sale of its mainland European photo business. The Company received proceeds of approximately $7 million and recorded a net pretax loss of $1.7 million. During the second quarter of 1996, the Company recorded a $7 million charge in the mainland European photo business to write-down the value of its goodwill.

   In 1995, the Company acquired the mainland European photo business, along with a wholesale film processing business in Northern Ireland from Nexus Photo Ltd. The total purchase price was $27.6 million. The acquisition was accounted for as a purchase business combination and resulted in the recording of approximately $22 million of related intangible assets, of which $12.7 million related to the mainland European photo business.


Discontinued Operations: On March 10, 1998, the Company reached an agreement to sell the photofinishing businesses in the United States, the United Kingdom and Canada for consideration of approximately $52.5 million in cash and the assumption of certain liabilities. Management anticipates that the sale will be consummated in the first half of 1998. The Company is in discussions for the sale of its photofinishing business in Northern Ireland. The photofinishing businesses' results of operations are reported as discontinued operations for all periods presented. During the second quarter of 1996, the Company sold its Tape Products Division for approximately $28 million and, as a result, recorded an after tax gain of $8.4 million. The Tape Products Division results for 1996 and 1995, as well as the Photo Group's results for 1997, 1996 and 1995 are summarized as follows:

(In millions)                                        1997            1996            1995
-----------------------------------------------------------------------------------------
Net sales                                         $ 143.5         $ 195.0         $ 237.6
Income (loss) before income taxes                    (3.1)           (3.4)           10.0
Income taxes (benefit)                                (.3)            (.8)            3.9
                                                  -------         -------         -------
Income (loss) from discontinued operations        $  (2.8)        $  (2.6)        $   6.1
                                                  =======         =======         =======


The net assets of the discontinued operations in the December 31, 1997 consolidated balance sheet include:

(In thousands)
-----------------------------------------------------------------
Accounts receivable                                      $  2,874
Inventories                                                 2,846
Accounts payable                                           (6,028)
Accrued payroll and other expenses                         (5,449)
Other, net                                                  5,877
                                                         --------
Net current assets of discontinued operations            $    120
                                                         --------

Plant and equipment, net                                 $ 13,420
Long-term liabilities                                        (863)
Other, net                                                 28,637
                                                         --------
Net non-current assets of discontinued operations        $ 41,194
                                                         ========

Restructuring and Other Unusual Charges: The restructuring and other unusual charges from continuing operations of $4.3 million in 1997 included charges in the fourth quarter of $.6 million related to restructuring corporate activities, a charge in the third quarter of $.9 million related to the sale of excess real estate in Nashua, NH and a second quarter charge of $2.8 million for costs associated with restructuring certain distribution channels and aligning the workforce with levels of demand in the Commercial Products Group. The Company expects the actions being taken in the Commercial Products Group to be completed in the first half of 1998 and to result in an annualized benefit of approximately $5 million. The Company expects the actions being taken to reduce corporate expenses will be substantially completed by the end of 1998 and result in annualized savings in excess of $1 million. Details of the charges related to continuing operations and the activity recorded during 1997 are as follows:

                                                                         Balance      Current        Current       Balance
                                                                         Dec. 31,       Year           Year        Dec. 31,
(In thousands)                                                            1996        Provision       Charges        1997
---------------------------------------------------------------------------------------------------------------------------
1997 Activity:
Provisions for severance related to workforce reductions                 $  475        $2,604         $1,166        $1,913
Provisions for assets to be sold or discarded                             1,178         1,650          2,078           750
Other                                                                       841             -            476           365
                                                                         ------        ------         ------        ------
Total                                                                    $2,494        $4,254         $3,720        $3,028
                                                                         ======        ======         ======        ======

The 1997 provision for workforce reductions included amounts for salary and benefit continuation for 116 employees as part of the Commercial Products Group and Corporate reorganizations. The restructuring activities provided for in the balance at December 31, 1996 were substantially completed in 1997. Amounts incurred did not change materially from the reserve balance of $2.5 million at December 31, 1996.

   Net restructuring and other unusual income of $1.7 million in 1996 included charges of $1.1 million for the cost of divesting the OPC drum product line, $1.4 million for functional realignments in Corporate, offset by income of $4.2 million associated with reassessment in 1996 of certain charges recorded in 1995 for product and channel rationalizations in the Commercial Products Group. Details of the charges related to continuing operations and the activity recorded during 1996 are as follows:

                                                                         Balance                                   Balance
                                                                         Dec. 31,       1996          1996         Dec. 31,
(In thousands)                                                            1995        Provision      Charges        1996
---------------------------------------------------------------------------------------------------------------------------
1996 Activity:
Provisions for severance related to workforce reductions                 $2,600        $    -         $2,125        $  475
Provisions for assets to be sold or discarded                                -          2,178          1,000         1,178
Other                                                                     2,200           401          1,760           841
                                                                         ------        ------         ------        ------
Total                                                                    $4,800        $2,579         $4,885        $2,494
                                                                         ======        ======         ======        ======

The provision for assets to be sold or discarded related primarily to the net assets of the OPC drum product line. All charges, excluding asset write-downs, were principally cash in nature. The restructuring activities provided for in the balance at December 31, 1995 were substantially completed at December 31, 1996 and resulted in an annualized savings of approximately $5 million.

   Restructuring and other unusual charges from continuing operations of $16.2 million in 1995 included $14.3 million related to the Commercial Products Group, primarily for business unit and functional realignments, product and channel rationalizations, inventory write-downs related to the remanufactured cartridge operation and cost reduction initiatives. The remainder of the 1995 charges resulted primarily from changes in the Company's executive management during the year, including severance and other personnel related costs. The 1995 restructuring and other unusual charges included charges of $8.2 million and $8 million in the third and fourth quarters, respectively.

   The 1995 provision for workforce reductions included amounts for salary and benefit continuation for approximately 110 employees as part of the Commercial Products Group reorganization and product rationalization. The 1995 provision for assets to be sold or discarded included approximately $5.6 million related to cartridge inventory write-downs, as well as other asset write-downs resulting from product and channel rationalization within the Commercial Products Group. The cartridge inventory charges related primarily to excess empty cartridges received in 1995 under rebate programs and contractual obligations, most of which had been terminated by the end of 1995.

                                  INDEBTEDNESS

During 1997, the Company negotiated a new secured $18 million line of credit of which $5 million is available exclusively for letters of credit. Borrowings under this facility are collateralized by a security interest in the Company's receivables and inventory. Interest on amounts outstanding under the line of credit is payable at 2 percent above the LIBOR rate which was 6 percent at December 31, 1997. The maturity of this line of credit is April 3, 1999. The agreement contains certain financial covenants with respect to tangible net worth, liquidity and other ratios. In addition, without prior consent of the lenders, the agreement does not allow the payment of dividends and restricts, among other things, the incurrence of additional debt, guarantees, lease arrangements or sale of certain assets. As of December 31, 1997, the Company was in compliance with these covenants. At December 31, 1997, borrowings of $2 million were outstanding under the secured revolving credit facility.

   On December 26, 1996, the Company entered into a note agreement under which the Company borrowed $2.6 million. The note is to be paid back in sixty equal monthly payments, starting in January 1997. The note bears interest per annum equal to 2.5 percent above the LIBOR rate which was 6 percent at December 31, 1997. The note is collateralized by a security interest in certain equipment. At December 31, 1997, borrowings of $2 million were outstanding under this note agreement.

   During 1996, the Company renegotiated its unsecured $75 million revolving credit facility and its senior note agreement. Since September 29, 1995, the Company had not been in compliance with certain financial covenants and the lenders provided the Company with a forbearance during which time the parties negotiated amendments to the lending agreements in order to allow the Company to remain in compliance. As a result of the 1996 negotiations, the revolving credit facility was replaced by a bank facility (the "Bank Facility"). The Bank Facility designated $48 million that was outstanding under the previous revolving credit facility as a term loan with the remainder as outstanding under a new revolving credit facility. The Bank Facility had a total of $10 million of credit available under its revolving credit facility, of which $5 million was available exclusively for letters of credit. At December 31, 1996, the Company was obligated under approximately $3.7 million in standby letters of credit. Interest on amounts outstanding under the Bank Facility was payable at prime rate plus .5 percent. At December 31, 1996, there were no borrowings outstanding under the revolving credit facility portion of the Bank Facility. The revised senior note agreement increased the interest rate from 9.67 percent to 11.85 percent per annum. The Bank Facility required a commitment fee of .5 percent per annum on unused amounts, as well as a 2 percent per annum fee on letters of credit.


                                  INCOME TAXES

The domestic and foreign components of income (loss) from continuing operations before income taxes are as follows:

(In thousands)                                    1997             1996             1995
------------------------------------------------------------------------------------------
Domestic                                        $(8,359)        $ 33,711         $(28,371)
Foreign                                          (1,635)            (789)            (625)
                                                -------         --------         --------
Consolidated                                    $(9,994)        $ 32,922         $(28,996)
                                                =======         ========         ========


Income tax expense (benefit) charged to continuing operations consists of the following:

(In thousands)                                    1997             1996             1995
-----------------------------------------------------------------------------------------
Current:
   United States                                $    --         $  4,180         $     --
   State and local                                   --              545               --
                                                -------         --------         --------
Total current                                        --            4,725               --
Deferred:
   United States                                 (2,821)           7,206           (5,699)
   Foreign                                         (502)            (260)            (205)
   State and local                                 (665)           1,676           (2,214)
                                                -------         --------         --------
Total deferred                                   (3,988)           8,622           (8,118)
                                                -------         --------         --------
Income tax expense (benefit)                    $(3,988)        $ 13,347         $ (8,118)
                                                =======         ========         ========

Deferred tax liabilities (assets) from continuing operations are comprised of the following:

(In thousands)                                     1997             1996
------------------------------------------------------------------------
Depreciation                                   $  3,033         $  3,249
Basis in Cerion stock                             3,022            2,893
Other                                             2,238            1,027
                                               --------         --------
Gross deferred tax liabilities                    8,293            7,169
                                               --------         --------
Restructuring                                    (4,418)          (2,663)
Pension and postretirement benefits              (8,718)          (9,461)
Loss and credit carryforwards                    (8,100)          (7,004)
Workers compensation accrual                       (474)            (903)
Inventory reserve                                (2,247)          (1,139)
Bad debt reserve                                   (338)            (811)
Other                                            (3,085)          (1,893)
                                               --------         --------
Gross deferred tax asset                        (27,380)         (23,874)
Deferred tax assets valuation allowance             300              328
                                               --------         --------
                                               $(18,787)        $(16,377)
                                               ========         ========

Reconciliations between income taxes from continuing operations computed using the United States statutory income tax rate and the Company's effective tax rate are as follows:

                                                                  1997            1996           1995
-----------------------------------------------------------------------------------------------------
United States statutory rate (benefit)                           (35.0)%          35.0%         (35.0)%
State and local income taxes, net of federal tax benefit          (4.3)            4.4           (5.0)
Tax asset valuation                                                1.5              .7           11.4
Rate difference-foreign subsidiaries                                .7              .1             --
Other, net                                                        (2.8)             .3             .6
                                                                 -----            ----          -----
Effective tax rate (benefit)                                     (39.9)%          40.5%         (28.0)%
                                                                 =====            ====          =====


At December 31, 1997, $11.6 million and $11.9 million of net tax assets were included in "Other Current Assets" and "Other Assets," respectively. At December 31, 1996, $7.7 million and $8.7 million of net tax assets were included in "Other Current Assets" and "Other Assets," respectively.

   At December 31, 1997, the Company had $5.8 million and $2.3 million of net operating loss carryforward benefits and tax credit carryforwards, respectively, which are primarily available to offset certain future domestic taxable earnings. The net operating loss carryforward benefits expire as follows: $.5 million in 1999; $2.6 million in 2000; and $2.7 million thereafter. The tax credit carryforwards expire as follows: $.1 million in 1998; $.1 million in 1999; $.2 million in 2000; and $1.9 million thereafter. Management believes that the Company will generate sufficient future taxable income to realize deferred tax assets prior to the expiration of any net operating loss carryforwards or tax credit carryforwards and that realization of the net deferred tax assets is more likely than not.

   During 1997, the Company settled the dispute in connection with interest assessed as part of the 1990 and 1991 tax settlement.


                              SHAREHOLDERS' EQUITY

On July 19, 1996, the Company's Board of Directors adopted a Shareholder Rights Plan in which preferred stock purchase rights ("Rights") were distributed on September 2, 1996 to holders of record on August 15, 1996 ("Record Date") as a dividend at the rate of one Right for each share of the Company's common stock outstanding as of the close of business on the Record Date. These Rights replaced the rights outstanding under the Company's August 22, 1986 Rights Agreement, which expired on September 2, 1996. Rights will also attach to shares of common stock issued after the Record Date.

   Each Right will entitle the holders of common stock of the Company to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock of the Company ("Series B Stock") at an exercise price of $75.00 (subject to adjustment). Each share of Series B Stock would entitle its holder to a quarterly dividend of $1.00 per share, an aggregate dividend of 100 times any dividend declared on common stock and, in the event of liquidation of the Company, each such share would entitle its holder to a payment of $1.00 plus 100 times the payment made per share of common stock. Initially, the Rights will be attached to all certificates representing outstanding shares of common stock. The Rights will detach and become exercisable only after a person or group acquires beneficial ownership of 10 percent or more of the common stock of the Company or announces a tender or exchange offer that would result in such person or group owning 10 percent or more of the common stock of the Company.

   After a person becomes the beneficial owner of 10 percent or more of the shares of common stock of the Company, except pursuant to a tender or exchange offer for all shares at a fair price as determined by the outside Board members, each Right not owned by the 10 percent or more shareholder will enable its holder to purchase that number of shares of the Company's common stock which equals the exercise price of the Right divided by one-half of the current market price of such common stock at the date of the occurrence of the event ("Triggering Event"). After the occurrence of a Triggering Event, the Company's Board of Directors may, at their option, exchange one share of common stock or one one-hundredth of a share of Series B Stock for each Right (other than Rights held by the 10 percent or more shareholder). In addition, if the Company is involved in a merger or other business combination transaction with another person or group in which it is not the surviving corporation or in connection with which its common stock is changed or converted, or it sells or transfers 50 percent or more of its assets or earning power to another person, each Right that has not previously been exercised will entitle its holder (other than the 10 percent or more shareholder) to purchase that number of shares of common stock of such other person which equals the exercise price of the Right divided by one-half of the current market price of such common stock at the date of the occurrence of the event.

   The Company will generally be entitled to redeem the Rights at $.01 per Right at any time until the 10th day following public announcement that a 10 percent stock position has been acquired and in certain other circumstances. The Rights will expire on September 2, 2006, unless earlier redeemed or exchanged.

   In 1989, the Board of Directors authorized the Company to repurchase up to 1,000,000 shares of its common stock. As of December 31, 1997, the Company had purchased 435,659 shares under this authorization.

   The following summarizes the changes in selected shareholders' equity accounts for each of the three years in the period ended December 31, 1997:

                                                           Common Stock                           Cumulative       Treasury Stock
                                                      ------------------------     Additional    Translation    -------------------
(In thousands, except share data)                      Shares        Par Value       Capital      Adjustment    Shares        Cost
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                            6,396,570       $ 6,397       $ 12,270       $(4,928)      (24,650)     $(787)
Stock options exercised and related tax benefit           1,000             1             13            --            --         --
Translation adjustments and gains and losses
   from certain inter-company balances                       --            --             --           310            --         --
Restricted stock issuances                              105,000           105          1,299            --            --         --
Deferred compensation                                        --            --         (1,404)           --            --         --
Purchase of treasury shares                                  --            --             --            --          (110)        (2)
Reissuance of treasury shares                                --            --             --            --         1,140         38
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                            6,502,570         6,503         12,178        (4,618)      (23,620)      (751)
Stock issued for Director compensation                    4,685             4             69            --            --         --
Translation adjustments and gains and losses
   from certain inter-company balances                       --            --             --         2,781            --         --
Restricted stock issuances                              145,000           145          1,873            --            --         --
Deferred compensation                                        --            --         (1,951)           --            --         --
Restricted stock forfeiture                              (5,000)           (5)           (62)           --            --         --
Purchase of treasury shares                                  --            --             --            --          (410)        (6)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                            6,647,255         6,647         12,107        (1,837)      (24,030)      (757)
Stock issued for Director compensation                    7,740             8             82            --            --         --
Translation adjustments and gains and losses
   from certain inter-company balances                       --            --             --        (1,445)           --         --
Restricted stock issuances                               85,500            86          1,077            --            --         --
Deferred compensation                                        --            --         (1,162)           --            --         --
Restricted stock forfeiture                             (25,000)          (25)          (275)           --            --         --
Deferred compensation forfeiture                             --            --            300            --            --         --
Purchase of treasury shares                                  --            --             --            --           (34)        (1)
Discontinuance of photofinishing segment                     --            --             --         3,282            --         --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                            6,715,495       $ 6,716       $ 12,129       $    --       (24,064)     $(758)
                                                      =========       =======       ========       =======       =======      =====

                       STOCK OPTION AND STOCK AWARD PLANS

The Company has three stock compensation plans at December 31, 1997: the 1987 Stock Option Plan (1987 plan), the 1993 Stock Incentive Plan (1993 plan), and the 1996 Stock Incentive Plan (1996 plan). Awards may no longer be granted under the 1987 plan and the 1993 plan. Awards under the 1996 plan are made at the discretion of the Leadership and Compensation Committee of the Board of Directors (the "Committee").

   Under the 1987 plan, nonqualified stock options and incentive stock options have been awarded and become exercisable either (a) 50 percent on the first anniversary of grant and the remainder on the second anniversary of grant, (b) 100 percent at six months from the date of grant, (c) 100 percent at one year from the date of grant, or (d) otherwise as determined by the Committee. Certain options may become exercisable immediately in the event of a change of control as defined under this plan. Nonqualified stock options expire 10 years and one day from the date of grant, and incentive stock options expire 10 years from the date of grant.

   Nonstatutory stock options, incentive stock options and shares of performance based restricted stock have been awarded under the 1993 plan and may be awarded under the 1996 plan. Stock options under both plans generally become exercisable either (a) 50 percent on the first anniversary of grant and the remainder on the second anniversary of grant, (b) 100 percent at one year from the date of grant, or (c) otherwise as determined by the Committee. Certain options may become exercisable immediately in the event of a change in control as defined under these plans. Nonstatutory stock options under both plans expire 10 years and one day from the date of grant, and incentive stock options expire 10 years from the date of grant. Performance based restricted stock awards under both plans have been granted to certain key executives and are earned only if the closing price of the Company's common stock meets specific target prices for certain defined periods of time. During 1997, the Company granted 85,500 shares of performance based restricted stock under the 1996 plan. Restrictions on such shares lapse either (i) in equal amounts when the average closing price of the Company's common stock reaches $20 and $25 for a consecutive 10 trading day period; (ii) in equal amounts when the average closing price of the Company's common stock reaches $18 and $20 for a consecutive 10 trading day period; or (iii) 100% upon the occurrence of certain significant events. Shares issued under the plans are initially recorded at their fair market value on the date of grant with a corresponding charge to additional capital representing the unearned portion of the award. Shares of performance based restricted stock are forfeited if the specified average closing prices of the Company's common stock are not met within five years of grant, the executive leaves the Company or if the said events do not take place within one year.

   In the event of a change in control, as defined in the 1987 plan, certain option holders may, with respect to stock option agreements which so provide, have a limited right with respect to options under the plans to elect to surrender the options and receive cash or shares equal in value to the difference between the option price and the larger of either the highest reported price per share on the New York Stock Exchange during the sixty-day period before the change in control or, if the change in control is the result of certain defined transactions, the highest price per share paid in such defined transactions.

   A summary of the status of the Company's fixed stock option plans as of December 31, 1997, 1996 and 1995 and changes during the years ended on those dates is presented below:

                                                       1997                       1996                       1995
                                              ----------------------     ----------------------     ----------------------
                                                            Weighted                   Weighted                   Weighted
                                                             Average                    Average                    Average
                                                            Exercise                   Exercise                   Exercise
                                              Shares           Price     Shares           Price     Shares           Price
--------------------------------------------------------------------------------------------------------------------------
Outstanding beginning of year                 469,714       $  18.12     505,909       $  22.88     385,834       $  29.06
Granted                                       465,500          12.33     150,000          11.86     298,500          17.24
Exercised                                          --             --          --             --      (1,000)         13.75
Forfeited - non-vested                        (33,950)         13.65     (35,775)         17.39     (88,775)         23.22
Forfeited - exercisable                       (42,060)         24.86    (147,520)         28.22     (88,650)         30.56
Expired                                        (5,284)         28.75      (2,900)         19.38          --             --
--------------------------------------------------------------------------------------------------------------------------
Outstanding end of year                       853,920       $  14.75     469,714       $  18.12     505,909       $  22.88
Options exercisable at end of year            402,420       $  17.66     251,214       $  22.04     239,459       $  28.80
Weighted average fair value of
   options granted during the year
   (exercise price equals market price)                     $   5.11                   $   4.88                   $   4.92

The following table summarizes information about stock options outstanding at December 31, 1997:

                                                 Options Outstanding                                Options Exercisable
                                ------------------------------------------------------       --------------------------------
                                                      Weighted
                                   Number             Average              Weighted             Number           Weighted
             Range of           Outstanding          Remaining             Average            Exercisable         Average
      Exercise Prices           at 12/31/97       Contractual Life      Exercise Price        at 12/31/97      Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
      $ 9.63 - $12.75             561,850            9.1 years              $11.97              120,350              $11.59
       13.38 - $19.75             209,800            7.9 years               16.63              199,800               16.69
       22.63 - $27.00              42,570            6.0 years               25.74               42,570               25.74
       28.13 - $34.63              39,700            2.2 years               32.26               39,700               32.26
      ---------------------------------------------------------------------------------------------------------------------
      $ 9.63 - $34.63             853,920            8.3 years              $14.75              402,420              $17.66


The number and weighted average fair value per share of restricted stock granted during 1997, 1996 and 1995 are as follows:

                                                                  1997              1996               1995
------------------------------------------------------------------------------------------------------------
Restricted Stock:
   Number of shares                                             85,500           145,000            105,000
   Weighted average fair value per restricted share        $      5.56       $      2.06        $      2.56
   Weighted average share price at grant date              $     13.59       $     13.91        $     13.38


The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation." The Company continues to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion 25. If the Company had elected to recognize compensation cost based on the fair value of the options and restricted stock granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)                                      1997               1996              1995
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) - as reported                                         $   (8,822)        $   24,194        $  (14,731)
Net income (loss) - pro forma                                           $  (10,675)        $   23,445        $  (15,188)

Earnings (loss) per common share - as reported                          $    (1.38)        $     3.79        $    (2.31)
Earnings (loss) per common share assuming dilution - as reported        $    (1.38)        $     3.78        $    (2.31)
Earnings (loss) per share - pro forma                                   $    (1.67)        $     3.66        $    (2.38)
Earnings (loss) per share - pro forma assuming dilution                 $    (1.67)        $     3.66        $    (2.38)

The assumptions and methods used in estimating the fair value at the grant date of options and restricted shares granted are listed below:

                                              Grant Year
                                  --------------------------------------
                                    1997           1996           1995
-----------------------------------------------------------------------
Volatility of share price:
   Options                          33.0%          31.0%          28.0%
   Restricted stock                 11.0%           6.0%           6.0%
Dividend yield:
   Options                            --             --            2.9%
   Restricted stock                   --             --             --
Interest rate:
   Options                           6.3%           6.2%           6.4%
   Restricted stock                  5.9%           5.6%           5.7%
Expected life of options          5.3 years      5.6 years      5.9 years
Valuation methodology:
   Options                            Black-Scholes Option Pricing Model
   Restricted stock                               Binomial Pricing Model

Because the determination of the fair value of all options granted includes vesting periods over several years and additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of reported net income for future periods.

                               EARNINGS PER SHARE

In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." As such, reconciliations of the numerators and denominators used in the earnings per share ("EPS") calculations are presented below:

                                                                                          Year Ended December 31, 1996
                                                                                    -----------------------------------------
                                                                                      Income           Shares       Per Share
(In thousands, except per share data)                                              (Numerator)     (Denominator)     Amount
------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                      $19,575
Basic EPS                                                                              ------------------------------------
   Income available to common stockholders                                             $19,575         6,376          $3.07
Effect of dilutive securities
   Stock options                                                                            --            26
                                                                                       ------------------------------------
Diluted EPS
   Income available to common stockholders plus assumed conversions                    $19,575         6,402          $3.06
                                                                                       ====================================

Since the effect of stock options of 49,542 shares in 1997 and 21,294 shares in 1995 would be antidilutive to loss per share computations, Basic EPS and Diluted EPS are identical for the years ended December 31, 1997 and 1995. The computations of EPS for 1997 and 1995 include shares (denominator) of 6,385 and 6,374, respectively.

   Performance based restricted stock of 305,500, 245,000 and 105,000 shares for the years ended December 31, 1997, 1996 and 1995, respectively, were not included in the above computations. Such shares may be issued in the future subject to the occurrence of certain events as described in the "Stock Option and Stock Award Plans" note.


                          COMMITMENTS AND CONTINGENCIES

Rent expense for office equipment, facilities and vehicles was $.8 million, $1 million and $1.1 million for 1997, 1996 and 1995, respectively. At December 31, 1997, the Company was committed, under non-cancelable operating leases, to minimum annual rentals as follows: 1998 - $.6 million; 1999 - $.3 million; 2000
- $.3 million; 2001 - $.2 million; thereafter - $.5 million.

   At December 31, 1997, the Company was obligated under approximately $1.5 million in standby letters of credit.

   In April 1994, Ricoh Company, Ltd. and Ricoh Corporation ("Ricoh") brought a lawsuit in the United States District Court, District of New Hampshire, alleging the Company's infringement of the U.S. patents 4,611,730 and 4,878,603 relating to certain toner cartridges for Ricoh copiers. In March 1997, the District Court decided to enjoin Nashua from manufacturing, using or selling its NT-50 and NT-6750 toner cartridges. Sales of these products in 1996 amounted to one percent of Nashua's total sales. The Court left the subject of damages, if any, to subsequent proceedings. The Company disagrees with the Court's decision and has appealed to the United States Court of Appeals for the Federal Circuit. At the trial, Ricoh alleged that its damages would be approximately $10 million as of the date of the trial, and the Company alleged that such damages should be in the range of $.1 million to $.4 million. Ricoh also is seeking treble damages and attorneys' fees for willful infringement, but the Company believes an award for such damages is unlikely. The Company is awaiting the District Court's decision on damages and the Court of Appeals' decision.

   In August and September 1996, two individual plaintiffs initiated lawsuits in the Circuit Court of Cook County, Illinois against the Company, Cerion, certain directors and officers of Cerion, and the Company's underwriter, on behalf of classes consisting of all persons who purchased the common stock of Cerion between May 24, 1996 and July 9, 1996. These two complaints were consolidated. In March 1997, the same individual plaintiffs joined by a third plaintiff filed a Consolidated Amended Class Action Complaint (the "Consolidated Complaint"). The Consolidated Complaint alleged that, in connection with Cerion's initial public offering, the defendants issued materially false and misleading statements and omitted the disclosure of material facts regarding, in particular, certain significant customer relationships. In October 1997, the Court on motion by the defendants, dismissed the Consolidated Complaint. The plaintiffs filed a Second Amended Consolidated Complaint alleging substantially similar claims as the Consolidated Complaint seeking damages and injunctive relief. The Company believes this lawsuit is without merit, has substantial defenses and intends to vigorously defend against these allegations.

   The Company is involved in certain environmental matters and has been designated by the Environmental Protection Agency ("EPA") as a potentially responsible party ("PRP") for certain hazardous waste sites. In addition, the Company has been notified by certain state environmental agencies that some of the Company sites not addressed by the EPA require remedial action. These sites are in various stages of investigation and remediation. Due to the unique physical characteristics of each site, the technology employed, the extended timeframes of each remediation, the interpretation of applicable laws and regulations and the financial viability of other potential participants, the ultimate cost to the Company of remediation for each site is difficult to determine. At December 31, 1997, based on the facts currently known and the Company's prior experience with these matters, the Company has concluded that there is at least a reasonable possibility that site assessment, remediation and monitoring costs will be incurred by the Company with respect to those sites which can be reasonably estimated in the aggregate range of $1.3 million to $1.5 million. This range is based, in part, on an allocation of certain sites' costs which, due to the joint and several nature of the liability, could increase if the other PRPs are unable to bear their allocated share. At December 31, 1997, the Company has accrued $1.5 million which represents, in management's view, the most likely amount within the range stated above. Based on information currently available to the Company, management believes that it is probable that the major responsible parties will fully pay the costs apportioned to them. Management believes that, based on the Company's financial position and the estimated environmental accrual recorded, its remediation expense with respect to those sites is not likely to have a material adverse effect on its consolidated financial position or results of operations.


                             POSTRETIREMENT BENEFITS

Pension Plans: The Company and its subsidiaries have several pension plans which cover substantially all of its regular full-time employees. Benefits under these plans are generally based on years of service and the levels of compensation during those years. The Company's policy is to fund amounts deductible for income tax purposes. Assets of the plans are invested in common stocks, fixed-income securities and interest-bearing cash equivalent instruments.

   Net periodic pension cost from continuing operations for the plans, exclusive of enhanced early retirement and curtailment pension costs, includes the following components:

(In thousands)                                          1997             1996             1995
-------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period        $  1,669         $  2,360         $  2,005
Interest cost on projected benefit obligation            8,219            7,997            7,927
Actual return on plan assets                           (15,619)         (14,691)         (22,000)
Net amortization and deferral                            6,462            6,350           14,541
                                                      --------         --------         --------
Net periodic pension cost                             $    731         $  2,016         $  2,473
                                                      ========         ========         ========

In 1996, the Company recognized a curtailment expense of $.3 million relating to the Tape Products Division sale.

   The following sets forth the funded status of the plans and the amounts recognized in the Company's consolidated balance sheet at December 31, 1997:

                                                                                 Accumulated Benefit Obligation
                                                                           ----------------------------------------
(In thousands)                                                              Less Than Assets         Exceeds Assets
-------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation                                                    $ 111,630                $ 2,798
                                                                                ---------                -------
   Accumulated benefit obligation                                               $ 111,868                $ 2,802
                                                                                ---------                -------
   Projected benefit obligation                                                 $ 113,742                $ 2,929
                                                                                ---------                -------
Market value of plan assets                                                     $ 125,011                $    --
                                                                                ---------                -------
Plan assets in excess of (less than) projected benefit obligation               $  11,269                $(2,929)
Unrecognized transition obligation                                                    484                     44
Unrecognized prior service costs                                                    3,977                    501
Unrecognized net gain                                                             (22,862)                   (83)
Additional liability                                                                   --                   (335)
                                                                                ---------                -------
Accrued pension cost                                                            $  (7,132)               $(2,802)
                                                                                =========                =======

The following sets forth the funded status of the plans and the amounts recognized in the Company's consolidated balance sheet at December 31, 1996:


                                                                                 Accumulated Benefit Obligation
                                                                           -----------------------------------------
(In thousands)                                                              Less Than Assets         Exceeds Assets
--------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation                                                    $ 113,000                $ 2,682
                                                                                ---------                -------
   Accumulated benefit obligation                                               $ 113,460                $ 2,682
                                                                                ---------                -------
   Projected benefit obligation                                                 $ 115,990                $ 2,695
                                                                                ---------                -------
Market value of plan assets                                                     $ 126,687                $    --
                                                                                ---------                -------
Plan assets in excess of (less than) projected benefit obligation               $  10,697                $(2,695)
Unrecognized transition (asset) obligation                                           (249)                    55
Unrecognized prior service costs                                                    4,342                    600
Unrecognized net gain                                                             (20,811)                  (338)
Additional liability                                                                   --                   (304)
                                                                                ---------                -------
Accrued pension cost                                                            $  (6,021)               $(2,682)
                                                                                =========                =======


Approximately $9.9 million and $10.3 million of the accrued pension cost for 1997 and 1996, respectively, are included in "Other Long-Term Liabilities" in the accompanying consolidated balance sheet.

   The significant actuarial assumptions used for the plans' valuations were:

                                                                         1997           1996
---------------------------------------------------------------------------------------------
Average discount rate                                                    7.25%          7.1%
Expected long-term rate of return on plan assets                         9.70%          8.9%
Rate of increase in future compensation levels                           5.00%          4.6%

Retiree Health Care and Other Benefits: The Company provides certain health care and other benefits to eligible retired employees and their spouses. Salaried participants generally become eligible for retiree health care benefits after reaching age 60 with ten years of service. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location or bargaining unit. Generally, the medical plans are fully insured managed care plans. In 1993, the postretirement benefit plan was changed to share the cost of benefits with all retirees, resulting in an unrecognized benefit which is being amortized over the future service period of the active employees.

   The following table sets forth the funded status of the plans, reconciled to the accrued postretirement benefit cost recognized in the Company's balance sheet:

(In thousands)                                                 1997                    1996
-----------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                  $  7,045                $  6,505
   Fully eligible active plan participants                        309                   1,039
   Other active participants                                    1,173                     675
                                                             --------                --------
Market value of plan assets                                        --                      --
Accumulated postretirement benefit obligation
   in excess of plan assets                                    (8,527)                 (8,219)
Unrecognized prior service benefit                               (758)                   (818)
Unrecognized net gain                                          (2,285)                 (2,762)
                                                             --------                --------
Accrued postretirement benefit cost                          $(11,570)               $(11,799)
                                                             ========                ========

Approximately $10.8 million and $11.1 million of accrued postretirement benefits for 1997 and 1996, respectively, are included in "Other Long-Term Liabilities" in the accompanying consolidated balance sheet.

   Net periodic postretirement benefit cost of continuing operations, exclusive of enhanced early retirement costs, included the following components:

(In thousands)                                                                1997                1996                 1995
-----------------------------------------------------------------------------------------------------------------------------
Service cost of benefits earned                                              $  59                $  81                $  85
Interest cost on accumulated postretirement benefit obligation                 606                  620                  768
Amortization of prior service benefit                                         (177)                (370)                (724)
                                                                             -----                -----                -----
Net periodic postretirement benefit cost                                     $ 488                $ 331                $ 129
                                                                             =====                =====                =====

For measurement purposes, a 5.5 percent annual rate of increase in the cost of medical benefits was assumed for the various plans in 1997. This rate was assumed to decrease gradually to 5 percent in 1999 and remain at that level thereafter. The discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent.

   If the future health care cost trend rate were increased 1 percent, the accumulated postretirement benefit obligation as of December 31, 1997 would have increased by 1 percent. The effect of this assumed change on the aggregate of service and interest cost for 1997 would have been an increase of 3.5 percent.


                          INFORMATION ABOUT OPERATIONS

The Company conducts business in two segments: Commercial Products Group and Cerion. The Commercial Products Group produces and sells facsimile and thermal papers, pressure-sensitive labels, specialty papers, and copier and laser printer supplies primarily to domestic converters and resellers, original equipment manufacturers, end users and private label distributors. Cerion manufactures precision metallic parts primarily for the domestic computer industry. As previously discussed in the Business Changes note, the Company and Cerion completed an initial public offering of common stock in May 1996. As a result of the public offering, the Company's ownership of Cerion was reduced to
37.1 percent, and accordingly, the Company now uses the equity method of accounting for its investment in Cerion common stock. Net sales, operating income and identifiable assets of the Company's two business segments and the geographic areas in which they operate are set forth below:

                                         Net Sales From                 Income (Loss) From
                                     Continuing Operations              Continuing Operations                Identifiable Assets
                                 -----------------------------    ---------------------------------    ----------------------------
(In millions)                     1997        1996       1995       1997(a)      1996(b)    1995(c)      1997       1996      1995
-----------------------------------------------------------------------------------------------------------------------------------
By Business
Commercial Products              $ 173.2    $ 199.0    $ 245.5    $   (.6)     $   1.7     $ (20.4)    $  67.2    $  77.5   $  84.3
Cerion Technologies                   --       19.3       27.5         .3         44.4         6.0          --        7.2      12.4
Corporate expenses and assets         --         --         --       (9.7)       (13.2)      (14.6)       38.3       16.3      37.1
Discontinued operations               --         --         --         --           --          --        41.3       75.7      97.6
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated                     $ 173.2    $ 218.3    $ 273.0    $ (10.0)     $  32.9     $ (29.0)    $ 146.8    $ 176.7   $ 231.4
-----------------------------------------------------------------------------------------------------------------------------------
By Geographic Area
United States                    $ 172.4    $ 217.8    $ 272.7    $   1.3      $  46.9     $ (13.8)    $  66.9     $ 84.4   $  96.7
Europe                                .8         .5         .3       (1.6)         (.8)        (.6)         .8         .8        .8
Corporate expenses and assets         --         --         --       (9.7)       (13.2)      (14.6)       37.8       15.8      36.3
Discontinued operations               --         --         --         --           --          --        41.3       75.7      97.6
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated                     $ 173.2    $ 218.3    $ 273.0    $ (10.0)     $  32.9     $ (29.0)    $ 146.8    $ 176.7   $ 231.4
-----------------------------------------------------------------------------------------------------------------------------------

Sales between business segments are insignificant. Intrasegment sales between geographic areas are generally priced at the lowest price offered to unaffiliated customers.


(a)Includes restructuring and other unusual charges of $2.8 million and $1.5 million for Commercial Products Group and Corporate, respectively.

(b)Includes restructuring and other unusual income (charges) of $3.1 million and $(1.4) million for Commercial Products Group and Corporate, respectively. Also includes gains of $32 million from the sale of Cerion stock and $7.3 million from the Company's interest in shares sold by Cerion.

(c)Includes restructuring and other unusual charges of $14.3 million and $1.9 million for Commercial Products Group and Corporate, respectively.

Capital expenditures and depreciation and amortization by business segment are set forth below:

                                                           Capital Expenditures             Depreciation and Amortization
                                                     ------------------------------         ------------------------------
                                                     1997         1996         1995         1997         1996         1995
--------------------------------------------------------------------------------------------------------------------------
Commercial Products Group                            $4.4         $5.9       $  9.0         $7.6         $9.0       $  9.8
Cerion Technologies                                     -          3.1          2.1            -           .8           .8
                                                     ----         ----       ------         ----         ----       ------
Consolidated                                         $4.4         $9.0        $11.1         $7.6         $9.8        $10.6
                                                     ----         ----       ------         ----         ----       ------

      QUARTERLY OPERATING RESULTS AND COMMON STOCK INFORMATION (UNAUDITED)

                                                            1st              2nd              3rd              4th
(In millions, except per share data)                    Quarter          Quarter          Quarter          Quarter             Year
-----------------------------------------------------------------------------------------------------------------------------------
1997

   Net sales                                           $   44.4         $   43.2         $   42.6         $   43.0         $  173.2
   Gross profit                                            10.2             10.3              9.6              9.9             40.0
   Loss from continuing operations(1),
      net of income taxes                                   (.8)            (2.9)            (1.1)            (1.2)            (6.0)
   Income (loss) from discontinued operations               (.6)              .9             (2.0)            (1.2)            (2.8)
   Net loss(1)                                             (1.4)            (2.0)            (3.1)            (2.4)            (8.8)
   Earnings (loss) per common share:
      Continuing operations(1)                             (.13)            (.45)            (.17)            (.19)            (.94)
      Discontinued operations                              (.09)             .15             (.31)            (.19)            (.44)
      Net loss(1)                                          (.22)            (.30)            (.48)            (.38)           (1.38)
   Market price:
      High                                                13                12 5/8          12 7/16          14 3/4          14 3/4
      Low                                                 11 7/8            10 1/2           9 1/2           11 1/4           9 1/2

1996
   Net sales                                           $   64.5         $   60.6         $   45.3         $   47.9         $  218.3
   Gross profit                                            12.9             13.9              9.8             11.8             48.4
   Income (loss) from continuing operations(2)             (1.3)            24.1             (3.7)              .5             19.6
   Income (loss) from discontinued operations               (.7)            (5.1)             4.3             (1.0)            (2.5)
   Gain on disposal of discontinued operation                --              8.4               --               --              8.4
   Income (loss) before extraordinary loss                 (2.0)            27.5               .5              (.5)            25.5
   Extraordinary loss on extinguishment of debt              --             (1.3)              --               --             (1.3)
   Net income (loss)(2)                                    (2.0)            26.2               .5              (.5)            24.2
   Earnings (loss) per common share:
      Continuing operations(2)(3)                          (.21)            3.79             (.59)             .08             3.07
      Discontinued operations                              (.11)            (.81)             .67             (.15)            (.40)
      Gain on disposal of discontinued operation             --             1.32               --               --             1.32
      Income (loss) before extraordinary loss              (.32)            4.30              .08             (.07)            3.99
      Extraordinary loss on extinguishment of debt           --             (.20)              --               --             (.20)
      Net income (loss)(2)(3)                              (.32)            4.10              .08             (.07)            3.79
   Market price:
      High                                                14 3/4            19 5/8          15               16 1/8           19 5/8
      Low                                                  9 1/8            12 3/8          12 5/8           11 7/8            9 1/8


(1)The second quarter includes restructuring and unusual charges of $2.8 million. The third quarter loss includes a pretax charge of $.9 million related to the sale of excess real estate. The fourth quarter includes restructuring and unusual charges of $.6 million.

(2)The second quarter included gains of $32 million from the sale of Cerion stock, and $7.3 million from the Company's interest in the shares sold by Cerion. The fourth quarter includes restructuring and other unusual charges of $.2 million.

(3)For the second and fourth quarters of 1996 and the year ended December 31, 1996, income from continuing operations per common share assuming dilution was $3.78, $.08 and $3.06, respectively. For the second and third quarters of 1996 and the year ended December 31, 1996, net income per common share assuming dilution was $4.09, $.07 and $3.78, respectively.

The Company's stock is traded on the New York Stock Exchange. At December 31, 1997, there were 1,358 record holders of the Company's common stock.

                        REPORT OF INDEPENDENT ACCOUNTANTS


        TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF NASHUA CORPORATION:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and retained earnings and of cash flows present fairly, in all material respects, the financial position of Nashua Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ Price Waterhouse LLP


Price Waterhouse LLP
Boston, Massachusetts
February 4, 1998, except as to the Business Changes Note which is as of March 10, 1998.

                                                        Officers

Gerald G. Garbacz                        Joseph R. Matson                         Commercial Products Group
Chairman, President and                  Corporate Controller
Chief Executive Officer                                                           Joseph I. Gonzalez-Rivas
                                                                                  Vice President, General Manager
                                         William J. Manning
Paul Buffum                              Assistant Treasurer                      John J. Ireland
Vice President, General                                                           Vice President, General Manager
Counsel and Secretary                    John L. Patenaude
                                         Assistant Treasurer
                                                                                  Gene P. Pache
Daniel M. Junius                                                                  Vice President, General Manager
Vice President-Finance,                  Peter C. Anastos
Chief Financial Officer                  Associate General Counsel
and Treasurer

                                         Daniel F. Lyman
Bruce T. Wright                          Associate General Counsel
Vice President
Human Resources                          Suzanne L. Ansara
                                         Assistant Secretary

Michael D. Jeans
Vice President
Group President


                                                       DIRECTORS

Sheldon A. Buckler                       John M. Kucharski                        James F. Orr III
Chairman                                 Chairman and                             Chairman, President and
Commonwealth Energy System               Chief Executive Officer                  Chief Executive Officer
                                         EG&G, Inc.                               UNUM Corporation
Gerald G. Garbacz                        (Technical and Scientific                (Insurance)
Chairman, President and                  Products and Services)
Chief Executive Officer
Nashua Corporation                       David C. Miller, Jr.                     Peter J. Murphy
                                         President and Chief                      President and Chief
Charles S. Hoppin                        Executive Officer                        Executive Officer
Partner                                  ParEx Inc.                               Parlex Corporation
Davis Polk & Wardwell                    (Investment Company)                     (Electrical Components)
(Law Firm)


                                                       COMMITTEES

Audit/Finance and                        Leadership and
Investment Committee                     Compensation Committee                   Governance Committee

John M. Kucharski, Chairman              James F. Orr III, Chairman               Sheldon A. Buckler, Chairman
Sheldon A. Buckler                       John M. Kucharski                        Charles S. Hoppin
Charles S. Hoppin                        David C. Miller, Jr.                     David C. Miller, Jr.
Peter J. Murphy                          Peter J. Murphy                          James F. Orr III