Form 10-K405, Exhibit 13
period 1998-12-31
NASHUA CORP
filed 1999-03-30
CIK 69680

                                                                      EXHIBIT 13

NASHUA CORPORATION AND SUBSIDIARIES

FIVE YEAR FINANCIAL REVIEW

(In thousands, except per share data,
number of employees and percentages)             1998         1997        1996        1995         1994
-------------------------------------------------------------------------------------------------------
Operations
Net sales                                    $167,831     $173,202    $199,039    $245,534     $264,431
Gross margin percentage                          24.3%        23.1%       20.6%       14.3%        17.8%
Selling, distribution and administrative
  expenses as a percentage of sales              20.3%        22.3%       21.7%       16.3%        17.9%
Loss before interest expense and taxes
  as a percentage of sales (1)                   (6.9)%       (5.9)%      (4.5)%     (12.0)%       (4.2)%
Loss before taxes as a percentage of
  sales (1)                                      (7.1)%       (5.9)%      (5.8)%     (14.3)%       (5.2)%
Loss as a percentage of sales (1)                (4.3)%       (3.6)%      (3.7)%     (10.0)%       (3.2)%
Effective tax rate                              (39.5)%      (39.9)%     (36.4)%     (30.1)%      (38.7)%
Loss before income taxes(1)                  $(11,950)    $(10,300)   $(11,464)   $(34,998)    $(13,625)
Loss after taxes(1)                            (7,229)      (6,190)     (7,290)    (24,479)      (8,353)
Income (loss) from discontinued operations     (6,687)      (2,632)        460       9,748       10,500
Gain on public stock offering, disposition
  of stock, and disposal of discontinued
  operation                                     1,052            -      32,281           -            -
Extraordinary loss                                  -            -      (1,257)          -            -
Net income (loss)                             (12,864)      (8,822)     24,194      (14,731)      2,147
Earning (loss) per common share
  Continuing operations(1)                   $  (1.15)    $   (.97)  $  (1.14)    $  (3.84)   $  (1.31)
  Discontinued operations                       (1.06)        (.41)       .07         1.53        1.65
  Gain on public stock offering, disposition
    of stock, and disposal of discontinued
    operation                                     .17            -       5.06            -           -
  Extraordinary loss                                -            -       (.20)           -           -
  Net income (loss)                             (2.04)       (1.38)      3.79        (2.31)        .34

Financial Position
Working capital                              $ 45,874     $ 18,892    $ 21,173     $ 31,787    $ 46,789
Total assets                                  134,095      146,762     176,689      231,372     227,825
Long-term debt                                  1,064        3,489       2,044       68,350      49,166
Total debt                                      1,575        4,000       2,855       68,850      49,816
Total capital employed                         76,802       99,022     104,772      143,725     142,512
Total debt as a percentage of capital
  employed                                        2.1%         4.0%        2.7%        47.9%       35.0%
Shareholders' equity                         $ 75,227     $ 95,022    $101,917     $ 74,875    $ 92,696
Shareholders' equity per common share           12.59        14.76       15.90        11.75       14.55

Other Selected Data
Investment in plant and equipment            $  6,702     $  4,418    $  5,877     $  9,044    $ 11,306
Depreciation and amortization                   6,846        7,554       9,045        9,772       8,088
Dividends per common share                          -            -           -          .54         .72
Return on average shareholders' equity          (15.1)%       (9.0)%      27.4%       (17.6)%       2.3%
Common stock price range:
  High                                       $ 17 1/2     $ 14 3/4    $ 19 5/8     $     21    $ 30 3/4
  Low                                         11 9/16        9 1/2       9 1/8       12 1/4      19 3/4
Year-end closing price                        13 5/16       11 5/8          12       13 5/8      20 1/2
Number of employees                               725        2,041       2,398        3,447       3,054
Average common shares                           6,320        6,385       6,376        6,374       6,360


See Business Changes Note to Consolidated Financial Statement for a description of certain matters relevant to this data.

(1) Income (loss) is from continuing operations and includes restructuring and other unusual charges/(income) of $13.8 million for
1998 (8.2% of sales), $4.3 million for 1997 (2.5% of sales), $(1.7) million for 1996 (0.9% of sales), $16.2 million for 1995 (6.6%
of sales), and $2.6 million for 1994 (1.0% of sales).


NASHUA CORPORATION AND SUBSIDIARIES

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE MATTERS

On April 9, 1998, the Company completed the sale of its Photofinishing Group. The Company received net proceeds of $49.9 million for the net assets of the Photofinishing Group and, after recording taxes of $7.9 million, recorded a gain of $1.1 million. On September 15, 1998, Cerion Technologies Inc. ("Cerion"), a publicly owned company of which the Company owns 37.1 percent of the outstanding common stock, announced its decision to cease operations in the fourth quarter of 1998 and is currently in the process of liquidation. Accordingly, the Company no longer accounts for its investment in Cerion under the equity method of accounting and has accounted for its interest in Cerion based on the expected net realizable value at an after tax basis, since the third quarter of 1998. At December 31, 1998, the Company valued its investment in Cerion at $.8 million. For the year ended December 31, 1998, the Company recognized a $4.5 million charge, net of $2.2 million in taxes, of which a portion related to Nashua's share of Cerion losses and the remainder related to the reduction in the Company's investment in Cerion to its net realizable value, net of taxes. Results of operations for Cerion and the Photofinishing Group are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements.

RESULTS OF CONTINUING OPERATIONS - 1998 COMPARED TO 1997

Net sales from continuing operations for 1998 were $167.8 million, a 3 percent decrease compared to 1997. The sales decline was primarily due to lower volume for toner and developer and paper products in the Imaging Supplies Division which more than offset year over year sales increases in both the Label Products and Specialty Coated Products Divisions. The Specialty Coated Products Division reported increased sales, primarily due to higher volume of thermal paper products. Increased sales in the Label Products Division were mainly due to higher volume in roll stock products partially offset by decreased prices in other product lines.

     The Company recorded a net loss from continuing operations of $7.2 million in 1998, compared to a net loss from continuing operations of $6.2 million in 1997. The 1998 results included restructuring and other unusual charges of $13.8 million. The 1997 results included restructuring and other unusual charges of $4.3 million. The Company's pretax operating results, before restructuring and other unusual charges, improved from a loss of $6.0 million in 1997 to a pretax income of $1.9 million in 1998 due to improved profitability in the Imaging Supplies and the Specialty Coated and Label Products segments of $1.7 million each, a $3.7 million decrease in Corporate expenses, including interest, and a decrease in Projection Systems development expenses of $.8 million. The increase in operating income resulted from higher margins related to new products in the Imaging Supplies and Specialty Coated Products Divisions and significant cost reductions in the manufacturing and procurement processes of the Label Products Division. Corporate expenses decreased in 1998 compared to 1997 primarily due to personnel reductions and increased interest income from the investment of cash generated by the sale of the Company's Photofinishing Group.

     The restructuring and unusual charges for 1998 included an unusual charge of $15.0 million related to damages awarded to Ricoh Corporation in a patent infringement lawsuit, as more fully detailed in both the Liquidity, Capital Resources and Financial Condition subsection of this Management Discussion and Analysis section and the Commitments and Contingencies Note to the Consolidated Financial Statements, partially offset by unusual income of $1.2 million related to an insurance settlement for environmental matters. The restructuring activities provided for in the balance at December 31, 1997 were substantially completed at December 31, 1998 and amounts incurred did not change materially from the reserve balance of $3.0 million at December 31, 1997. The balance at December 31, 1998 for severance related to workforce reductions consisted primarily of amounts payable to employees who had already left the Company. Details of the charges related to continuing operations and the activity recorded during 1998 were as follows:

                                                                     Balance     Current    Current    Balance
                                                                     Dec. 31,     Year       Year      Dec. 31,
(In thousands)                                                         1997     Provision   Charges      1998
---------------------------------------------------------------------------------------------------------------
1998 Activity:
Provisions for severance related to workforce reductions              $1,913       $ -      $1,441       $472
Provisions for assets to be sold or discarded                            750         -         750          -
Other                                                                    365         -         216        149
                                                                      ---------------------------------------
Total                                                                 $3,028       $ -      $2,407       $621
                                                                      =======================================

     Selling and distribution expenses were relatively unchanged from the prior year. Research and development expenses decreased by 23 percent from the prior year primarily due to a reduction in Projection Systems development expenses. Administrative expenses decreased by 27 percent due to the impact of restructuring activities over the past twelve months.
     The effective tax rate for continuing operations was a benefit of 39.5 percent in 1998, compared to a benefit of 39.9 percent in 1997. The tax benefits in 1998 and 1997 were greater than the U.S. statutory rate primarily due to state and local income tax benefits.

RESULTS OF CONTINUING OPERATIONS - 1997 COMPARED TO 1996

Net sales from continuing operations for 1997 were $173.2 million, a 13 percent decrease compared to 1996. Excluding the net sales related to the liquid toner and the organic photoconductor drum product lines, which the Company exited during 1997, sales decreased 8 percent. Sales declines in the Imaging Supplies Division and Specialty Coated Products Division were partially offset by higher sales in the Label Products Division. The sales decrease was primarily due to lower volumes and pricing in the toner and developer, laser cartridge and paper product lines of the Imaging Supplies Division and in the carbonless and facsimile paper product lines of the Specialty Coated Products Division. Higher sales in the Label Products Division resulted from increased volume of higher margin products.
     In 1997, the Company recorded a net loss from continuing operations of $6.2 million, compared to a net loss from continuing operations of $7.3 million in 1996. The 1997 results included restructuring and other unusual charges of $4.3 million. The 1996 results included restructuring and other unusual income of $1.7 million. The Company's pretax operating results before restructuring and other unusual charges improved from a loss of $13.2 million in 1996 to a loss of $6.0 million in 1997 due to improved profitability in the Imaging Supplies and Specialty Coated and Label Products segments of $1.8 million and $2.7 million, respectively; improved profitability in the Projection Systems business of $.3 million; and a $2.4 million decrease in Corporate expenses, including interest. The increase in operating income resulted from improved productivity and a reduction in manufacturing and operating expenses, partially offset by a reduction in sales volumes within the Imaging Supplies Division. Corporate expenses decreased in 1997 compared to 1996, primarily due to $2.3 million lower net interest expense and reduced incentive compensation expense.
     The restructuring and other unusual charges of $4.3 million in 1997 included charges in the fourth quarter of $.6 million related to restructuring the Corporate organization, a charge in the third quarter of $.9 million related to the sale of excess real estate in Nashua, NH, and a second quarter charge of $2.8 million for costs associated with restructuring certain distribution channels and aligning the workforce with levels of demand in the Imaging Supplies Division. Details of the charges related to continuing operations and the activity recorded during 1997 were as follows:

                                                                              Balance     Current        Current      Balance
                                                                              Dec. 31,      Year          Year        Dec. 31,
(In thousands)                                                                  1996      Provision      Charges        1997
------------------------------------------------------------------------------------------------------------------------------
1997 Activity:
Provisions for severance related to workforce reductions                       $  475       $2,604        $1,166       $1,913
Provisions for assets to be sold or discarded                                   1,178        1,650         2,078          750
Other                                                                             841            -           476          365
                                                                               ----------------------------------------------
Total                                                                          $2,494       $4,254        $3,720       $3,028
                                                                               ==============================================

     The 1997 provision for workforce reductions included amounts for salary and benefit continuation for 116 employees as part of the Imaging Supplies Division and Corporate reorganizations. The restructuring activities provided for in the balance at December 31, 1996 were substantially completed in 1997. Amounts incurred did not change materially from the reserve balance of $2.5 million at December 31, 1996.
     Administrative expenses were relatively unchanged from the prior year. Selling and distribution expenses decreased by 11 percent from 1996 as lower sales volume in the Imaging Supplies Division resulted in lower distribution costs and lower sales commissions and bonuses. Research and development expenses decreased by 13 percent from the prior year primarily due to reductions in spending in all divisions.
     The effective tax rate for continuing operations was a benefit of 39.9 percent in 1997 compared to a benefit of 36.4 percent in 1996. The tax benefits in 1997 and 1996 were greater than the U.S. statutory rate primarily due to state and local income tax benefits.

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

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Working capital increased $27.0 million from December 31, 1997, primarily from net proceeds generated by the sale of the Company's Photofinishing Group, partially offset by an accrual of $15.0 million related to a damages award in the patent infringement lawsuit brought against the Company by Ricoh Corporation, as more fully detailed below. The Company used $10.1 million to repurchase 651,674 shares of the Company's common stock in open market transactions during 1998 pursuant to the Company's open market stock repurchase program of up to one million shares of the Company's common stock, as detailed in the Shareholders' Equity Note to the Consolidated Financial Statements. In addition, the Company expects that a portion of the proceeds will be reinvested in its continuing businesses.
     At December 31, 1998, the total debt as a percentage of equity decreased to
2.1 percent from 4.2 percent at December 31, 1997. The Company suspended its quarterly dividend in 1995 and intends to review this decision when the Company's financial performance would make such reconsideration appropriate. The Company relies primarily on cash provided by operating activities to fund its normal additions to plant and equipment. Investments in plant and equipment in 1998 were approximately $6.7 million.
     During 1997, the Company negotiated a new $18.0 million secured line of credit, of which $5.0 million is available exclusively for letters of credit. The agreement contains certain financial covenants with respect to consolidated tangible net worth, liquidity and other ratios. On August 17, 1998, the agreement was amended decreasing the amount of available funds under the secured line of credit from $18.0 million to $8.0 million and amending the consolidated tangible net worth covenant from $70.0 million to $60.0 million. Borrowings under this facility are collateralized by a security interest in the Company's receivables and inventory. Interest on amounts outstanding under the secured line of credit is payable at either 2 percent above the LIBOR rate, which was 5 percent at December 31, 1998, or at the Wall Street Journal prime rate, which was 7.75% at December 31, 1998, as elected by the Company. The maturity of this line of credit is April 30, 1999. Without prior consent of the lenders, the agreement does not allow the payment of dividends and restricts, among other things, the incurrence of additional debt, guarantees, lease arrangements or sale of certain assets. As of December 31, 1998, the Company was in compliance with the covenants of the agreement. There were no borrowings outstanding under this secured line of credit at December 31, 1998. At December 31, 1997, borrowings of $2.0 million were outstanding under this secured line of credit.
     On December 26, 1996, the Company entered into a note agreement under which the Company borrowed $2.6 million. The note is being paid back in sixty equal monthly payments which began in January of 1997. The note bears interest per annum equal to 2.5 percent above the LIBOR rate which was 5 percent at December 31, 1998. The note is collateralized by a security interest in certain equipment. At December 31, 1998 and 1997, borrowings of $1.6 million and $2.0 million, respectively, were outstanding under this note agreement.
     At December 31, 1998, the Company had $5.2 million and $.2 million of net operating loss carryforward benefits and tax credit carryforwards, respectively, which are primarily available to offset certain future domestic taxable earnings. The net operating loss carryforward benefits expire as follows: $1.0 million in 1999; $2.4 million in 2000; and $1.8 million thereafter. The tax credit carryforwards all expire after 2000. Management believes that the Company will generate sufficient future taxable income to realize deferred tax assets prior to the expiration of any net operating loss carryforwards or tax credit carryforwards and that realization of the net deferred tax assets is more likely than not.
     On December 11, 1998, the Internal Revenue Service ("IRS") issued the Company a Notice of Proposed Adjustment in the amount of $4.6 million principally in connection with the tax years 1992 and 1993 relating to the accounting treatment of certain items as they pertain to the restructuring effort undertaken by the Company during 1994. The Company disagreed with the position taken by the IRS and filed a formal protest of the proposed adjustment on January 12, 1999. In management's opinion, the ultimate disposition of this matter will not have a material adverse effect on the financial position or results of operations of the Company.
     On March 31, 1998, the New Hampshire Department of Revenue ("DOR") issued a notice of deficiency in connection with an examination of the Company's corporate income tax returns for the years 1989 through 1992 in the amount of $4.4 million, including interest. The deficiency principally relates to the tax treatment of the sale of the Company's International Office Systems business in 1990. A petition for reconsideration was filed with an appeals officer on May 26, 1998. The Company disagrees with the DOR and will continue to defend its position. In management's opinion, the ultimate disposition of this matter will not have a material adverse effect on the financial position or results of operations of the Company.
     In April 1994, Ricoh Company, Ltd., Ricoh Electronics, Inc., and Ricoh Corporation (collectively "Ricoh") brought a lawsuit in the United States District Court of New Hampshire ("District Court"), alleging the Company's infringement of the U.S. patents 4,611,730 and 4,878,603 relating to certain toner cartridges for Ricoh copiers. In March 1997, the District Court enjoined Nashua from manufacturing, using or selling its NT-50 and NT-6750 toner cartridges. Sales of these products in 1996 amounted to one percent of Nashua's total sales. The Company disagreed with the District Court's decision and appealed to the United States Court of Appeals for the Federal Circuit ("Court of Appeals"). On February 18, 1999, the Court of Appeals affirmed the March 1997 ruling of the District Court that the Company infringed a patent held by Ricoh. Separately, on September 30, 1998, the District Court issued an order awarding damages in the amount of $7,549,000 related to the Company's sales of NT-50 and NT-6750 toner cartridges through December 3, 1995, additional damages relating to the Company's sales of such products through March 1997, certain of Ricoh's costs relative to the suit, and interest on such damages. The Company disagrees with the District Court's decision on the issue of damages and has appealed the decision to the Court of Appeals. The Company has adequate financial resources to pay the District Court's award of damages should its appeal on damages be unsuccessful. In connection with the damages award, the Company recorded a $15.0 million pretax charge in the third quarter of 1998 and is accruing interest on such award. In addition, in the fourth quarter of 1998, the Company posted a $16.0 million bond and placed $5.0 million in escrow to secure such bond. The $5.0 million is classified as restricted cash in the balance sheet.
     In August and September 1996, two individual plaintiffs initiated lawsuits in the Circuit Court of Cook County, Illinois against the Company, Cerion, certain directors and officers of Cerion, and the Company's underwriter, on behalf of classes consisting of all persons who purchased the common stock of Cerion between May 24, 1996 and July 9, 1996. These two complaints were consolidated. In March 1997, the same individual plaintiffs joined by a third plaintiff filed a Consolidated Amended Class Action Complaint (the
"Consolidated Complaint"). The Consolidated Complaint alleged that, in connection with Cerion's initial public offering, the defendants issued materially false and misleading statements and omitted the disclosure of material facts regarding, in particular, certain significant customer relationships. In October 1997, the Court on motion by the defendants, dismissed the Consolidated Complaint. The plaintiffs filed a Second Amended Consolidated Complaint alleging substantially similar claims as the Consolidated Complaint seeking damages and injunctive relief. On May 6, 1998, the Court, on motion by the defendants, dismissed with prejudice the Second Amended Consolidated Complaint. The plaintiffs have filed an appeal of the Court's ruling. The Company continues to believe that this lawsuit is without merit and plans to vigorously defend itself in this matter on appeal.
     The Company is involved in certain environmental matters and has been designated by the Environmental Protection Agency ("EPA") as a potentially responsible party ("PRP") for certain hazardous waste sites. In addition, the Company has been notified by certain state environmental agencies that some of the Company sites not addressed by the EPA require remedial action. These sites are in various stages of investigation and remediation. Due to the unique physical characteristics of each site, the technology employed, the extended timeframes of each remediation, the interpretation of applicable laws and regulations and the financial viability of other potential participants, the ultimate cost to the Company of remediation for each site is difficult to determine. At December 31, 1998, based on the facts currently known and the Company's prior experience with these matters, the Company has concluded that there is at least a reasonable possibility that site assessment, remediation and monitoring costs will be incurred by the Company with respect to those sites which can be reasonably estimated in the aggregate range of $1.0 million to $1.5 million. This range is based, in part, on an allocation of certain sites' costs which, due to the joint and several nature of the liability, could increase if the other PRPs are unable to bear their allocated share. At December 31, 1998, the Company has accrued $1.5 million which represents, in management's view, the most likely amount within the range stated above. Based on information currently available to the Company, management believes that it is probable that the major responsible parties will fully pay the costs apportioned to them. Management believes that, based on its financial position and the estimated environmental accrual recorded, its remediation expense with respect to those sites is not likely to have a material adverse effect on its consolidated financial position or results of operations.
     During the fourth quarter of 1998, the Company recorded charges of $2.3 million, net of taxes related to discontinued operations. The net charges included net income of $1.0 million from an insurance settlement related to environmental matters, offset by net charges of $3.3 million, which included: additional valuation reserves of $.3 million for the Company's investment in Cerion; $.1 million related to potential environmental exposures; and $2.9 million for tax exposures, including $2.3 million for the establishment of a tax valuation reserve for foreign tax credits.

YEAR 2000 ISSUE

The Year 2000 ("Y2K") issue is the result of computer programs being written for, or microprocessors using, two digits (rather than four) to define the applicable year. Company computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in system failures or miscalculations. The Company is currently working to mitigate the Y2K issue and has established processes for assessing the risks and associated costs.
     The Company categorizes its Y2K efforts as follows: hardware, software, embedded processors, vendors and customers. Progress in assessing and remediating information technology systems (hardware and software) and non-information technology systems (embedded processors) is being tracked in phases including inventory, identification of non-compliant systems, risk assessment, project plan development, remediation, testing and verification. The Company's Y2K project team has completed the risk assessment phase for all major systems, including hardware, software and embedded processors. Remediation efforts of approximately one-third of the Company's major systems have been completed. The Company expects that the internal remediation work and testing for all systems critical to run the Company's businesses will be completed by July 1999. The Company will use internal and external resources to remediate and test its systems, and to develop contingency plans to mitigate risks associated with the Y2K issue.

     The Company has initiated communications with significant vendors and customers to coordinate the Y2K issue and is in the process of determining the Company's vulnerability if these companies fail to remediate their Y2K issues. The Company is reviewing responses and expects to complete its analysis early in the second quarter. There can be no guarantee that the systems of other companies will be timely remediated, or that other companies' failure to remediate Y2K issues would not have a material adverse effect on the Company.
     It is currently estimated that the aggregate cost of the Company's Y2K efforts will be approximately $1.1 million, of which, approximately $.4 million has been spent to date. These costs are being funded through operating cash flows and include the costs of normal system upgrades and replacements for which the timing was accelerated to address the Y2K issue. These amounts do not include any costs associated with the implementation of contingency plans, which are in the process of being developed; nor do they include internal Y2K program costs. The Company does not separately track internal Y2K program costs. These costs are principally the related payroll costs for the management information systems group.
     The Company has not yet developed a contingency plan for dealing with the operational problems and costs (including loss of revenues) that would be reasonably likely to result from failure by the Company and certain third parties to achieve Y2K compliance on a timely basis. The Company currently plans to complete its analysis of the problems and costs associated with the failure to achieve Y2K compliance and to establish a contingency plan in the event of such a failure by September 30, 1999.
     The Company presently believes that with remediation, testing and contingency planning, Y2K risks can be mitigated. However, although the Company is not currently aware of any material internal operational or financial Y2K related issues, the Company cannot provide assurances that the computer systems, products, services or other systems upon which the Company depends will be Y2K ready on schedule, that the costs of its Y2K program will not become material or that the Company's contingency plans will be adequate. The Company is currently unable to evaluate accurately the magnitude, if any, of the Y2K related issues arising from the Company's vendors and customers. If any such risks (either with respect to the Company or its vendors or customers) materialize, the Company could experience serious consequences to its business which could have material adverse effects on the Company's financial condition, results of operations and liquidity.
     The foregoing assessment of the impact of the Y2K problem on the Company is based on management's best estimates as of the date of this Annual Report, which are based on numerous assumptions as to future events. There can be no assurance that these estimates will prove accurate, and actual results could differ materially from those estimated if these assumptions prove inaccurate.

MATTERS AFFECTING FUTURE RESULTS

This Annual Report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. When used in this Annual Report, the words "expects," "anticipates," "believes," "can," "will" or similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, the Company's future capital needs, stock market conditions, price of the Company's stock, fluctuations in customer demand, intensity of competition from other vendors, timing and acceptance of new product introductions, general economic and industry conditions, delays or difficulties in programs designed to increase sales and return the Company to profitability, the possibility of a final award of material damages in the Cerion securities litigation, risks associated with the failure by the Company and certain third parties to achieve Y2K compliance on a timely basis and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update the information contained in this Annual Report.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 133

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement is effective for years beginning after June 15, 1999. FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its limited use of derivative instruments, the adoption of FAS 133 will not have a significant effect on the Company's results of operations or its financial position.

NASHUA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

                                                                                          Year Ended December 31,
                                                                                   --------------------------------------
(In thousands, except per share data)                                                1998          1997           1996
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                          $167,831      $173,202        $199,039
Cost of products sold                                                               127,089       133,175         157,986
Selling, distribution and administrative expenses                                    34,119        38,557          43,275
Research and development expense                                                      5,938         7,749           8,889
Restructuring and other unusual charges (income)                                     13,825         4,254          (1,733)
Interest expense                                                                        377           129           2,604
Interest income                                                                      (1,567)         (362)           (518)
                                                                                   --------------------------------------
Total costs and expenses                                                            179,781       183,502         210,503
                                                                                   --------------------------------------
Loss from continuing operations before income taxes                                 (11,950)      (10,300)        (11,464)
Income tax benefit                                                                   (4,721)       (4,110)         (4,174)
                                                                                   --------------------------------------
Loss from continuing operations                                                      (7,229)       (6,190)         (7,290)
Income (loss) from discontinued operations, net of taxes                             (6,687)       (2,632)            460
Gain on disposition of stock of discontinued operation, net of taxes                      -             -          19,386
Gain on public stock offering of discontinued operation, net of taxes                     -             -           4,461
Gain on disposal of discontinued operation, net of taxes                              1,052             -           8,434
                                                                                   --------------------------------------
Income (loss) before extraordinary loss                                             (12,864)       (8,822)         25,451
Extraordinary loss on extinguishment of debt, net of taxes                                -             -          (1,257)
                                                                                   --------------------------------------
Net income (loss)                                                                   (12,864)       (8,822)         24,194
Retained earnings, beginning of period                                               76,935        85,757          61,563
Dividends                                                                                 -             -               -
                                                                                   --------------------------------------
Retained earnings, end of period                                                   $ 64,071      $ 76,935        $ 85,757
                                                                                   ======================================
Earnings per share
    Loss from continuing operations per common share                               $  (1.15)     $   (.97)       $  (1.14)
    Income (loss) from discontinued operations per common share                       (1.06)         (.41)            .07
    Gain on public stock offering, disposition of stock and
      disposal of discontinued operation                                                .17             -            5.06
    Extraordinary loss on extinguishment of debt                                          -             -            (.20)
                                                                                   --------------------------------------
    Net income (loss) per common share                                             $  (2.04)     $  (1.38)       $   3.79
                                                                                   ======================================

    Loss from continuing operations per common
      share assuming dilution                                                      $  (1.15)     $   (.97)       $  (1.14)
    Income (loss) from discontinued operations per common
      share assuming dilution                                                         (1.06)         (.41)            .07
    Gain on public stock offering, disposition of stock and
      disposal of discontinued operation                                                .17             -            5.06
    Extraordinary loss on extinguishment of debt                                          -             -            (.20)
                                                                                   --------------------------------------
    Net income (loss) per common share assuming dilution                           $  (2.04)     $  (1.38)       $   3.79
                                                                                   ======================================

The accompanying notes are an integral part of the consolidated financial statements.

NASHUA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET


                                                                                        December 31,
                                                                                     ------------------
(In thousands, except share data)                                                    1998          1997
---------------------------------------------------------------------------------------------------------
Assets
Current assets
    Cash and cash equivalents                                                      $ 31,965      $  3,736
    Restricted cash                                                                   5,000             -
    Accounts receivable                                                              18,232        14,915
    Inventories
      Materials and supplies                                                          6,326         6,196
      Work in process                                                                 2,503         3,650
      Finished goods                                                                  5,847         4,791
                                                                                   ----------------------
                                                                                     14,676        14,637
    Other current assets                                                             13,474        12,362
    Net current assets of discontinued operations                                         -           120
                                                                                   ----------------------
                                                                                     83,347        45,770
                                                                                   ----------------------
Plant and equipment
    Land                                                                                836           789
    Buildings and improvements                                                       26,388        27,371
    Machinery and equipment                                                          43,354        50,654
    Construction in progress                                                          2,479         2,206
                                                                                   ----------------------
                                                                                     73,057        81,020
    Accumulated depreciation                                                        (33,727)      (40,605)
                                                                                   ----------------------
                                                                                     39,330        40,415
Other assets                                                                         10,662        11,859
Net non-current assets of discontinued operations                                       756        48,718
                                                                                   ----------------------
Total assets                                                                       $134,095      $146,762
                                                                                   ======================

Liabilities and Shareholders' Equity
Current liabilities
    Current maturities of long-term debt                                           $    511      $    511
    Accounts payable                                                                  9,028        12,595
    Accrued expenses                                                                 27,934        13,772
                                                                                   ----------------------
                                                                                     37,473        26,878
                                                                                   ----------------------

Long-term debt                                                                        1,064         3,489
Other long-term liabilities                                                          20,331        21,373
Shareholders' equity
    Preferred stock, par value $1.00: 2,000,000 shares authorized and unissued            -             -
    Common stock, par value $1.00: authorized 40,000,000 shares;
      issued 6,938,397 shares in 1998 and 6,715,495 shares in 1997                    6,938         6,716
    Additional capital                                                               15,057        12,129
    Retained earnings                                                                64,071        76,935
    Treasury stock, at cost                                                         (10,839)         (758)
                                                                                   ----------------------
                                                                                     75,227        95,022
                                                                                   ----------------------
Total liabilities and shareholders' equity                                         $134,095      $146,762
                                                                                   ======================


The accompanying notes are an integral part of the consolidated financial statements.

NASHUA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                           Year Ended December 31,
                                                                                   --------------------------------------
(In thousands)                                                                       1998          1997            1996
-------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities of Continuing Operations
Net income (loss)                                                                  $(12,864)     $ (8,822)       $ 24,194
Adjustments to reconcile net income (loss) to cash provided by (used in)
    continuing operating activities:
      Depreciation and amortization                                                   6,846         7,554           9,045
      Deferred income taxes                                                          (4,721)       (4,110)         (4,174)
      Stock issued for director compensation                                             89            91              73
      Write-down of long-lived assets to net realizable value                                           -             990
      Loss on sale of excess real estate                                                              900               -
      (Income) loss from discontinued operations                                      6,687         2,632            (460)
      Gain on disposal of discontinued operation                                     (1,052)            -          (8,434)
      Gain on disposition of stock of discontinued operation                              -             -         (19,386)
      Gain on public stock offering of discontinued operation                             -             -          (4,461)
      Extraordinary loss on extinguishment of debt                                        -             -           1,257
      Change in operating assets and liabilities, net of effects from acquisition and disposal of businesses:
            Restricted cash                                                          (5,000)            -               -
            Accounts receivable                                                      (3,317)        1,045           1,344
            Inventories                                                                 (39)         (370)          2,785
            Other assets                                                              4,354        (1,481)          4,528
            Accounts payable                                                         (3,567)       (4,624)          2,214
            Accrued expenses                                                         14,162        (4,375)         (6,322)
            Other long-term liabilities                                                (449)          (61)            643
                                                                                   --------------------------------------
    Cash provided by (used in) operating activities                                   1,129       (11,621)          3,836

Cash Flows from Investing Activities of Continuing Operations
Investment in plant and equipment                                                    (6,702)       (4,418)         (5,877)
Proceeds from sale of plant and equipment                                               166           825               -
                                                                                   --------------------------------------
    Cash used in investing activities                                                (6,536)       (3,593)         (5,877)

Cash Flows from Financing Activities of Continuing Operations
Proceeds from borrowings                                                                  -         2,000           3,434
Repayment of borrowings                                                              (2,425)         (855)        (69,429)
Proceeds and tax benefits from shares issued under stock option plans                 3,061             -               -
Extinguishment of debt                                                                    -             -            (952)
Purchase of treasury stock                                                          (10,081)           (1)             (6)
                                                                                   --------------------------------------
    Cash provided by (used in) financing activities                                  (9,445)        1,144         (66,953)

Proceeds from sale of discontinued operations                                        49,858             -          35,174
Proceeds from repayment of notes of discontinued operation                                -             -          11,142
Proceeds from sale of stock of discontinued operation, net                                -             -          33,080
Cash applied to activities of discontinued operations                                (6,781)       (2,174)            817
Effect of exchange rate changes on cash                                                   4           (38)            409
                                                                                   --------------------------------------
Increase (decrease) in cash and cash equivalents                                     28,229       (16,282)         11,628
Cash and cash equivalents at beginning of year                                        3,736        20,018           8,390
                                                                                   --------------------------------------
Cash and cash equivalents at end of year                                           $ 31,965      $  3,736        $ 20,018
                                                                                   ======================================
Interest paid                                                                      $    220      $     92        $  3,387
                                                                                   ======================================
Income tax payments net of refunds                                                 $  4,664      $  2,428        $  4,476
                                                                                   ======================================


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

Cash Equivalents: The Company considers all highly liquid investment instruments purchased with a remaining maturity of three months or less to be cash equivalents. At December 31, 1998, the Company held cash equivalents of $30.5 million consisting of various money market instruments carried at cost, which approximated market. The Company held no cash equivalents at December 31, 1997.

Restricted Cash: Restricted cash represents $5.0 million placed in escrow to secure a bond related to the patent infringement judgement against the Company.

Accounts Receivable: The consolidated balance is net of allowance for doubtful accounts of $.9 million at December 31, 1998 and $1.2 million at December 31, 1997.

Inventories: Inventories are carried at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method for approximately 74 percent and 61 percent of the inventories at December 31, 1998 and 1997, respectively, and by the last-in, first-out ("LIFO") method for the balance. Had the FIFO method been used to cost all inventories, the inventory balances would have been approximately $2.1 million and $2.8 million higher at December 31, 1998 and 1997, respectively.

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

     For financial reporting purposes, depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

--------------------------------------------------------------------------------
Buildings and improvements                                       5 - 40 years
Machinery and equipment                                          2 - 20 years


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

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade receivables and financial instruments used in hedging activities.
     The Company places its temporary cash investments with high credit quality financial institutions and in high quality liquid investments and, by policy, limits the amount of credit exposure with any one financial institution. Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade credit risk. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. The Company generally does not require collateral or other security to support customer receivables.
     The counterparties to the agreements relating to the Company's foreign exchange commitments consist of a number of high credit quality financial institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties.

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

Segment and Related Information: In the fourth quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which changes the way the Company reports information about its operating segments. The information for 1997 and 1996 has been restated from the prior year's presentation in order to conform to the 1998 presentation.

Postretirement Benefits: In 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement standardizes the disclosure requirements for pensions and other postretirement benefits. The information for 1997 and 1996 has been restated from the prior year's presentation in order to conform to the 1998 presentation.

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

Earnings per Common and Common Equivalent Share: Earnings per common and common equivalent share are computed based on the total of the weighted average number of common shares and, when applicable, the weighted average number of common equivalent shares outstanding during the period presented.

Reclassification: Certain amounts from the prior year have been reclassified to conform to the present year presentation.

BUSINESS CHANGES

Discontinued Operations: During the second quarter of 1996, the Company and Cerion Technologies Inc. ("Cerion"), completed the initial public offering of common stock of Cerion at a price of $13.00 per share. A total of 4,416,000 shares were sold, of which 1,615,000 were sold by Cerion and 2,801,000 were sold by the Company. The Company received net proceeds of $33.1 million and recorded a $32.0 million pretax gain on its sale of Cerion shares and a $7.3 million pretax gain from the Company's interest in the shares sold by Cerion. As a result of the sale, the Company's ownership of Cerion was reduced to 37.1 percent, and accordingly, the Company adopted the equity method of accounting for its investment in Cerion common stock. On September 15, 1998, Cerion announced its decision to cease operations in the fourth quarter of 1998 and is currently in the process of liquidation. Accordingly, the Company no longer accounts for its investment in Cerion under the equity method of accounting and has accounted for its interest in Cerion based on the expected net realizable value at an after tax basis, since the third quarter of 1998. At December 31, 1998, the Company valued its investment in Cerion at $.8 million. For the year ended December 31, 1998, the Company recognized a $4.5 million charge, net of $2.2 million in taxes, of which a portion related to Nashua's share of Cerion losses and the remainder related to the reduction in the Company's investment in Cerion to its net realizable value, net of taxes.
     During the second quarter of 1996, the Company recorded a $7.0 million charge in the mainland European photofinishing business to write-down the value of its goodwill. During the fourth quarter of 1996, the Company completed the sale of its mainland European photofinishing business. The Company received proceeds of approximately $7.0 million and recorded a net pretax loss of $1.7 million. On April 9, 1998, the Company completed the sale of the remainder of its Photofinishing Group. The Company received net proceeds of $49.9 million for the net assets of the businesses and after recording taxes of $7.9 million, recorded a gain of $1.1 million.
     During the fourth quarter of 1998, the Company recorded charges of $2.3 million, net of taxes related to discontinued operations. The net charges included net income of $1.0 million from an insurance settlement related to environmental matters, offset by net charges of $3.3 million, which included: additional valuation reserves of $.3 million for the Company's investment in Cerion; $.1 million related to potential environmental exposures; and $2.9 million for tax exposures, including $2.3 million for the establishment of a tax valuation reserve for foreign tax credits.
     During the second quarter of 1996, the Company sold its Tape Products Division for approximately $28.0 million and, as a result, recorded an after-tax gain of $8.4 million.
     Results of operations for Cerion, the Photofinishing Group and the Tape Products Division are reported as discontinued operations for all periods presented. The Photofinishing Group and Cerion's results for 1998, 1997 and 1996, as well as the Tape Products Division results for 1996 are summarized as follows:

(In millions)                                                                        1998          1997            1996
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                          $21.6         $143.5          $214.3
Income (loss) before income taxes                                                   (6.5)          (2.8)            1.7
Income taxes (benefit)                                                                .2            (.2)            1.2
                                                                                   --------------------------------------
Income (loss) from discontinued operations                                         $(6.7)        $ (2.6)         $   .5
                                                                                   ======================================

     The net assets of the discontinued operations in the December 31, 1998 and December 31, 1997 consolidated balance sheets include:


(In thousands)                                                                                   1998             1997
-------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                                              $  -            $ 2,874
Inventories                                                                                         -              2,846
Accounts payable                                                                                    -             (6,028)
Accrued payroll and other expenses                                                                  -             (5,449)
Other, net                                                                                          -              5,877
                                                                                                 ------------------------
Net current assets of discontinued operations                                                    $  -            $   120
                                                                                                 ========================

Plant and equipment                                                                              $  -            $13,420
Long-term liabilities                                                                               -               (863)
Investment in unconsolidated affiliate                                                            756              7,524
Other, net                                                                                          -             28,637
                                                                                                 ------------------------
Net non-current assets of discontinued operations                                                $756            $48,718
                                                                                                 ========================

Restructuring and Other Unusual Charges: The restructuring and other unusual charges for 1998 included an unusual charge of $15.0 million related to damages awarded to Ricoh Corporation in a patent infringement lawsuit, partially offset by unusual income of $1.2 million related to an insurance settlement for environmental matters. The restructuring activities provided for in the balance at December 31, 1997 were substantially completed at December 31, 1998 and amounts incurred did not change materially from the reserve balance of $3.0 million at December 31, 1997. The balance at December 31, 1998 for severance related to workforce reductions consisted primarily of amounts payable to employees who had already left the Company. Details of the charges related to continuing operations and the activity recorded during 1998 were as follows:


                                                                    Balance         Current     Current       Balance
                                                                    Dec. 31,           Year        Year       Dec. 31,
(In thousands)                                                         1997       Provision     Charges          1998
---------------------------------------------------------------------------------------------------------------------
1998 Activity:
Provisions for severance related to workforce reductions             $1,913        $      -      $1,441          $472
Provisions for assets to be sold or discarded                           750               -         750             -
Other                                                                   365               -         216           149
                                                                     ------------------------------------------------
Total                                                                $3,028        $      -      $2,407          $621
                                                                     ================================================


     The restructuring and other unusual charges from continuing operations of $4.3 million in 1997 included charges in the fourth quarter of $.6 million related to restructuring corporate activities, a charge in the third quarter of $.9 million related to the sale of excess real estate in Nashua, NH and a second quarter charge of $2.8 million for costs associated with restructuring certain distribution channels and aligning the workforce with levels of demand in the Imaging Supplies Division. Details of the charges related to continuing operations and the activity recorded during 1997 were as follows:


                                                                     Balance                                     Balance
                                                                     Dec. 31,        1997          1997          Dec. 31,
(In thousands)                                                          1996        Provision      Charges          1997
-------------------------------------------------------------------------------------------------------------------------
1997 Activity:
Provisions for severance related to workforce reductions               $  475        $2,604        $1,166          $1,913
Provisions for assets to be sold or discarded                           1,178         1,650         2,078             750
Other                                                                     841             -           476             365
                                                                     ----------------------------------------------------
Total                                                                  $2,494        $4,254        $3,720          $3,028
                                                                     ====================================================


     The 1997 provision for workforce reductions included amounts for salary and benefit continuation for 116 employees as part of the Imaging Supplies Division and Corporate reorganizations. The restructuring activities provided for in the balance at December 31, 1996 were substantially completed in 1997. Amounts incurred did not change materially from the reserve balance of $2.5 million at December 31, 1996.
     Net restructuring and other unusual income of $1.7 million in 1996 included charges of $1.1 million for the cost of divesting the organic photoconductor drum product line, $1.4 million for functional realignments in Corporate, offset by income of $4.2 million associated with reassessment in 1996 of certain charges recorded in 1995 for product and channel rationalizations in the Imaging Supplies Division.

INDEBTEDNESS

During 1997, the Company negotiated a new $18.0 million secured line of credit, of which $5.0 million is available exclusively for letters of credit. The agreement contains certain financial covenants with respect to consolidated tangible net worth, liquidity and other ratios. On August 17, 1998, the agreement was amended decreasing the amount of available funds under the secured line of credit from $18.0 million to $8.0 million and amending the consolidated tangible net worth covenant from $70.0 million to $60.0 million. Borrowings under this facility are collateralized by a security interest in the Company's receivables and inventory. Interest on amounts outstanding under the secured line of credit is payable at either 2 percent above the LIBOR rate, which was 5 percent at December 31, 1998, or at the Wall Street Journal prime rate, which was 7.75% at December 31, 1998, as elected by the Company. The maturity of this line of credit is April 30, 1999. Without prior consent of the lenders, the agreement does not allow the payment of dividends and restricts, among other things, the incurrence of additional debt, guarantees, lease arrangements or sale of certain assets. As of December 31, 1998, the Company was in compliance with the covenants of the agreement. There were no borrowings outstanding under this secured line of credit at December 31, 1998. At December 31, 1997, borrowings of $2.0 million were outstanding under this secured line of credit.

     On December 26, 1996, the Company entered into a note agreement under which the Company borrowed $2.6 million. The note is being paid back in sixty equal monthly payments which began in January of 1997. The note bears interest per annum equal to 2.5 percent above the LIBOR rate which was 5 percent at December 31, 1998. The note is collateralized by a security interest in certain equipment. At December 31, 1998 and 1997, borrowings of $1.6 million and $2.0 million, respectively, were outstanding under this note agreement.

INCOME TAXES

The domestic and foreign components of loss from continuing operations before income taxes are as follows:

(In thousands)                                                         1998          1997          1996
---------------------------------------------------------------------------------------------------------
Domestic                                                             $(11,873)     $ (8,665)     $(10,675)
Foreign                                                                   (77)       (1,635)         (789)
                                                                     ------------------------------------
Consolidated                                                         $(11,950)     $(10,300)     $(11,464)
                                                                     ====================================


     Income tax benefit charged to continuing operations consists of the following:


(In thousands)                                                         1998          1997         1996
---------------------------------------------------------------------------------------------------------
Current:
    United States                                                     $     -       $     -       $     -
    State and local                                                         -             -             -
                                                                     ------------------------------------
Total current                                                               -             -             -
Deferred:
    United States                                                      (3,824)       (2,919)       (3,080)
    Foreign                                                               (18)         (502)         (260)
    State and local                                                      (879)         (689)         (834)
                                                                     ------------------------------------
Total deferred                                                         (4,721)       (4,110)       (4,174)
                                                                     ------------------------------------
Income tax benefit                                                    $(4,721)      $(4,110)      $(4,174)
                                                                     ====================================


     Deferred tax liabilities (assets) from continuing operations are comprised of the following:


(In thousands)                                                                       1998          1997
---------------------------------------------------------------------------------------------------------
Depreciation                                                                       $  2,680      $  3,033
Other                                                                                 2,461         2,238
                                                                                   ----------------------
Gross deferred tax liabilities                                                        5,141         5,271
                                                                                   ----------------------
Restructuring                                                                             -        (4,418)
Legal reserve                                                                        (6,473)            -
Pension and postretirement benefits                                                  (8,320)       (8,718)
Loss and credit carryforwards                                                        (5,203)       (8,100)
Workers compensation accrual                                                           (507)         (474)
Inventory reserve                                                                    (1,828)       (2,247)
Bad debt reserve                                                                       (505)         (338)
Other                                                                                (4,827)       (3,085)
                                                                                   ----------------------
Gross deferred tax asset                                                            (27,663)      (27,380)
Deferred tax assets valuation allowance                                                 300           300
                                                                                   ----------------------
                                                                                   $(22,222)     $(21,809)
                                                                                   ======================

     Reconciliations between income taxes from continuing operations computed using the United States statutory income tax rate and the Company's effective tax rate are as follows:

                                                                                       1998          1997            1996
-------------------------------------------------------------------------------------------------------------------------
United States statutory rate (benefit)                                                (35.0)%       (35.0)%         (35.0)%
State and local income taxes, net of federal tax benefit                               (4.8)         (4.3)           (4.7)
Tax asset valuation                                                                       -           1.5             2.1
Rate difference - foreign subsidiaries                                                    -            .7              .1
Other, net                                                                               .3          (2.8)            1.1
                                                                                      -----------------------------------
Effective tax rate (benefit)                                                          (39.5)%       (39.9)%         (36.4)%
                                                                                      ===================================


     At December 31, 1998, $12.7 million and $10.0 million of net tax assets were included in "Other Current Assets" and "Other Assets," respectively. At December 31, 1997, $11.6 million and $11.9 million of net tax assets were included in "Other Current Assets" and "Other Assets," respectively.
     At December 31, 1998, the Company had $5.2 million and $.2 million of net operating loss carryforward benefits and tax credit carryforwards, respectively, which are primarily available to offset certain future domestic taxable earnings. The net operating loss carryforward benefits expire as follows: $1.0 million in 1999; $2.4 million in 2000; and $1.8 million thereafter. The tax credit carryforwards all expire after 2000. Management believes that the Company will generate sufficient future taxable income to realize deferred tax assets prior to the expiration of any net operating loss carryforwards or tax credit carryforwards and that realization of the net deferred tax assets is more likely than not.
     During 1997, the Company settled the dispute in connection with interest assessed as part of the 1990 and 1991 tax settlement. In December 1998, the Internal Revenue Service ("IRS") completed an examination of the Company's corporate income tax returns for the years 1992 through 1994. As a result of the IRS' findings, the Company agreed to and paid additional taxes of $.3 million in January 1999 in connection with adjustments mainly related to the tax treatment of research and experimentation costs. On December 11, 1998, the Internal Revenue Service ("IRS") issued the Company a Notice of Proposed Adjustment in the amount of $4.6 million principally in connection with the tax years 1992 and 1993 relating to the accounting treatment of certain items as they pertain to the restructuring effort undertaken by the Company during 1994. The Company disagreed with the position taken by the IRS and filed a formal protest of the proposed adjustment on January 12, 1999. In management's opinion, the ultimate disposition of this matter will not have a material adverse effect on the financial position or results of operations of the Company.
     On March 31, 1998, the New Hampshire Department of Revenue ("DOR") issued a notice of deficiency in connection with an examination of the Company's corporate income tax returns for the years 1989 through 1992 in the amount of $4.4 million, including interest. The deficiency principally relates to the tax treatment of the sale of the Company's International Office Systems business in 1990. A petition for reconsideration was filed with an appeals officer on May 26, 1998. The Company disagrees with the DOR and will continue to defend its position. In management's opinion, the ultimate disposition of this matter will not have a material adverse effect on the financial position or results of operations of the Company.

Shareholders' Equity

On July 19, 1996, the Company's Board of Directors adopted a Shareholder Rights Plan ("the Plan"), in which preferred stock purchase rights ("Rights") were distributed on September 2, 1996 to holders of record on August 15, 1996 ("Record Date") as a dividend at the rate of one Right for each share of the Company's common stock outstanding as of the close of business on the Record Date. These Rights replaced the rights outstanding under the Company's August 22, 1986 Rights Agreement, which expired on September 2, 1996. Rights will also attach to shares of common stock issued after the Record Date. On June 24, 1998, the Company's Board of Directors amended the plan increasing from 10 to 20 percent the beneficial ownership and tender offer threshold at which the Rights would detach from the Company's common stock and become exercisable as described below.
     Each Right will entitle the holders of common stock of the Company to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock of the Company ("Series B Stock") at an exercise price of $75.00 (subject to adjustment). Each share of Series B Stock would entitle its holder to a quarterly dividend of $1.00 per share, an aggregate dividend of 100 times any dividend declared on common stock and, in the event of liquidation of the Company, each such share would entitle its holder to a payment of $1.00 plus 100 times the payment made per share of common stock. Initially, the Rights will be attached to all certificates representing outstanding shares of common stock. The Rights will detach and become exercisable only after a person or group acquires beneficial ownership of 20 percent or more of the common stock of the Company or announces a tender or exchange offer that would result in such person or group owning 20 percent or more of the common stock of the Company.

     After a person becomes the beneficial owner of 20 percent or more of the shares of common stock of the Company, except pursuant to a tender or exchange offer for all shares at a fair price as determined by the outside Board members, each Right not owned by the 20 percent or more shareholder will enable its holder to purchase that number of shares of the Company's common stock which equals the exercise price of the Right divided by one-half of the current market price of such common stock at the date of the occurrence of the event ("Triggering Event"). After the occurrence of a Triggering Event, the Company's Board of Directors may, at their option, exchange one share of common stock or one one-hundredth of a share of Series B Stock for each Right (other than Rights held by the 20 percent or more shareholder). In addition, if the Company is involved in a merger or other business combination transaction with another person or group in which it is not the surviving corporation or in connection with which its common stock is changed or converted, or it sells or transfers 50 percent or more of its assets or earning power to another person, each Right that has not previously been exercised will entitle its holder (other than the 20 percent or more shareholder) to purchase that number of shares of common stock of such other person which equals the exercise price of the Right divided by one-half of the current market price of such common stock at the date of the occurrence of the event.
     The Company will generally be entitled to redeem the Rights at $.01 per Right at any time until the 10th day following public announcement that a 20 percent stock position has been acquired and in certain other circumstances. The Rights will expire on September 2, 2006, unless earlier redeemed or exchanged.
     In 1989, the Board of Directors authorized the Company to repurchase up to 1,000,000 shares of its common stock (the "1989 Repurchase Program"). As of December 31, 1998, the Company had purchased 435,679 shares under this authorization.
     In 1998, the Board of Directors authorized the Company to repurchase up to 1,000,000 shares of its common stock and terminated the 1989 Repurchase Program. As of December 31, 1998, the Company had purchased 651,654 shares under this authorization.
     The following summarizes the changes in selected shareholders' equity accounts for each of the three years in the period ended December 31, 1998:



                                                         Common Stock                     Cumulative        Treasury Stock
                                                    ---------------------   Additional   Translation    --------------------
(In thousands, except share data)                      Shares   Par Value      Capital    Adjustment     Shares         Cost
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                          6,502,570      $6,503      $12,178     $(4,618)     (23,620)    $   (751)
Stock issued for Director compensation                  4,685           4           69          --           --           --
Translation adjustments and gains and losses
    from certain inter-company balances                    --          --           --       2,781           --           --
Restricted stock issuances                            145,000         145        1,873          --           --           --
Deferred compensation                                      --          --       (1,951)         --           --           --
Restricted stock forfeiture                            (5,000)         (5)         (62)         --           --           --
Purchase of treasury shares                                --          --           --          --         (410)          (6)
                                                    ------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                          6,647,255      $6,647      $12,107     $(1,837)     (24,030)    $   (757)
Stock issued for Director compensation                  7,740           8           82          --           --           --
Translation adjustments and gains and losses
    from certain inter-company balances                    --          --           --      (1,445)          --           --
Restricted stock issuances                             85,500          86        1,077          --           --           --
Deferred compensation                                      --          --       (1,162)         --           --           --
Restricted stock forfeiture                           (25,000)        (25)        (275)         --           --           --
Deferred compensation forfeiture                           --          --          300          --           --           --
Purchase of treasury shares                                --          --           --          --          (34)          (1)
Discontinuance of photofinishing segment                   --          --           --       3,282           --           --
                                                    ------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                          6,715,495      $6,716      $12,129     $    --      (24,064)    $   (758)
Stock issued for Director compensation                  5,802           5           84          --           --           --
Stock options exercised and related tax benefit       236,600         237        2,828          --           --           --
Restricted stock issuances                            105,000         105        1,568          --           --           --
Deferred compensation                                      --          --       (1,673)         --           --           --
Restricted stock forfeiture and conversion           (124,500)       (125)      (1,518)         --           --           --
Deferred compensation forfeiture                           --          --        1,639          --           --           --
Purchase of treasury shares                                --          --           --          --     (651,674)     (10,081)
                                                    ------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                          6,938,397      $6,938      $15,057     $    --     (675,738)    $(10,839)

STOCK OPTION AND STOCK AWARD PLANS

The Company has three stock compensation plans at December 31, 1998: the 1987 Stock Option Plan ("1987 Plan"), the 1993 Stock Incentive Plan ("1993 Plan"), and the 1996 Stock Incentive Plan ("1996 Plan"). Awards may no longer be granted under the 1987 Plan and the 1993 Plan. Awards under the 1996 Plan are made at the discretion of the Leadership and Compensation Committee of the Board of Directors (the "Committee").
     Under the 1987 Plan, nonqualified stock options and incentive stock options have been awarded and become exercisable either (a) 50 percent on the first anniversary of grant and the remainder on the second anniversary of grant, (b) 100 percent at six months from the date of grant, (c) 100 percent at one year from the date of grant, or (d) otherwise as determined by the Committee. Certain options may become exercisable immediately in the event of a change of control as defined under this plan. Nonqualified stock options expire 10 years and one day from the date of grant, and incentive stock options expire 10 years from the date of grant.
     Nonstatutory stock options, incentive stock options and shares of performance based restricted stock have been awarded under the 1993 Plan and may be awarded under the 1996 Plan. At December 31, 1998, an additional 44,623 shares may be awarded under the 1996 Plan. Stock options under both plans generally become exercisable either (a) 50 percent on the first anniversary of grant and the remainder on the second anniversary of grant, (b) 100 percent at one year from the date of grant, or (c) otherwise as determined by the Committee. Certain options may become exercisable immediately in the event of a change in control as defined under these plans. Nonstatutory stock options under both plans expire 10 years and one day from the date of grant, and incentive stock options expire 10 years from the date of grant. Performance based restricted stock awards under both plans have been granted to certain key executives and are earned only if the closing price of the Company's common stock meets specific target prices for certain defined periods of time or if significant performance based events are achieved. During 1998, the Company granted 105,000 shares of performance based restricted stock under the 1996 Plan. Restrictions on such shares lapse either (i) in equal amounts when the average closing price of the Company's common stock reaches $18 and $20 for a consecutive 10 trading day period; (ii) in equal amounts when the average closing price of the Company's common stock reaches $19 and $21 for a consecutive 10 trading day period; (iii) in equal amounts when the average closing price of the Company's common stock reaches $21 and $23 for a consecutive 10 trading day period; or (iv) 100% upon the occurrence of certain significant performance based events. Shares issued under the plans are initially recorded at their fair market value on the date of grant with a corresponding charge to additional capital representing the unearned portion of the award. Shares of performance based restricted stock are forfeited if the specified average closing prices of the Company's common stock are not met within five years of grant, the executive leaves the Company or if the said significant performance based events do not take place within the specified time period.
     In the event of a change in control, as defined in the 1987 Plan, certain option holders may, with respect to stock option agreements which so provide, have a limited right with respect to options under the plans to elect to surrender the options and receive cash or shares equal in value to the difference between the option price and the larger of either the highest reported price per share on the New York Stock Exchange during the sixty-day period before the change in control or, if the change in control is the result of certain defined transactions, the highest price per share paid in such defined transactions.
     A summary of the status of the Company's fixed stock option plans as of December 31, 1998, 1997 and 1996 and changes during the years ended on those dates is presented below:

                                                            1998                      1997                     1996
                                                     --------------------      -------------------     ---------------------
                                                                 Weighted                 Weighted                  Weighted
                                                                  Average                  Average                   Average
                                                                 Exercise                 Exercise                  Exercise
                                                       Shares       Price       Shares       Price       Shares        Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding beginning of year                         853,920      $14.75      469,714      $18.12      505,909       $22.88
Granted                                                64,500       15.60      465,500       12.33      150,000        11.86
Exercised                                            (233,100)      12.37            -           -            -            -
Forfeited - non-vested                                (34,500)      11.63      (33,950)      13.65      (35,775)       17.39
Forfeited - exercisable                              (103,450)      17.83      (42,060)      24.86     (147,520)       28.22
Expired                                                     -           -       (5,284)      28.75       (2,900)       19.38
                                                     -----------------------------------------------------------------------
Outstanding end of year                               547,370      $15.47      853,920      $14.75      469,714       $18.12
Options exercisable at end of year                    446,120      $15.83      402,420      $17.66      251,214       $22.04
Weighted average fair value of options granted
    during the year (exercise price
    equals market price)                                           $ 6.60                   $ 5.11                    $ 4.88

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                     Options Outstanding                       Options Exercisable
                       ----------------------------------------------     -----------------------------
                                             Weighted
          Range of          Number            Average        Weighted          Number          Weighted
          Exercise     Outstanding          Remaining         Average     Exercisable           Average
            Prices     at 12/31/98   Contractual Life  Exercise Price     at 12/31/98    Exercise Price
-------------------------------------------------------------------------------------------------------
    $9.63 - $12.75         313,650          9.1 years          $11.98         272,400            $12.11
    13.38 -  19.75         172,650          5.1 years           17.15         112,650             17.85
    22.63 -  27.00          33,870          6.0 years           25.74          33,870             25.74
    28.13 -  34.63          27,200          2.6 years           32.35          27,200             32.35
-------------------------------------------------------------------------------------------------------
    $9.63 - $34.63         547,370          7.6 years          $15.47         446,120            $15.83

     The number and weighted average fair value per share of restricted stock granted during 1998, 1997 and 1996 are as follows:

                                                                   1998           1997          1996
----------------------------------------------------------------------------------------------------
Restricted Stock:
    Number of shares                                            105,000         85,500       145,000
    Weighted average fair value per restricted share            $  9.66         $ 5.56       $  2.06
    Weighted average share price at grant date                  $ 15.93         $13.59       $ 13.91

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

(In thousands, except per share amounts)                           1998           1997          1996
----------------------------------------------------------------------------------------------------
Net income (loss) - as reported                                $(12,864)      $ (8,822)      $24,194
Net income (loss) - pro forma                                  $(14,266)      $(10,674)      $23,433

Earnings (loss) per common share - as reported                 $  (2.04)      $  (1.38)      $  3.79
Earnings (loss) per common share assuming
   dilution - as reported                                      $  (2.04)      $  (1.38)      $  3.79
Earnings (loss) per share - pro forma                          $  (2.26)      $  (1.67)      $  3.68
Earnings (loss) per share - pro forma assuming dilution        $  (2.26)      $  (1.67)      $  3.68

     The assumptions and methods used in estimating the fair value at the grant date of options and restricted shares granted are listed below:


                                                                              Grant Year
                                                              --------------------------------------
                                                                   1998           1997          1996
----------------------------------------------------------------------------------------------------
Volatility of share price:
    Options                                                        37.0%          33.0%         31.0%
    Restricted stock                                               12.0%          11.0%          6.0%
Dividend yield:
    Options                                                           -              -             -
    Restricted stock                                                  -              -             -
Interest rate:
    Options                                                         4.8%           6.3%          6.2%
    Restricted stock                                                4.8%           5.9%          5.6%
Expected life of options                                      5.5 years      5.3 years     5.6 years
Valuation methodology:
    Options                                                       Black-Scholes Option Pricing Model
    Restricted stock                                                          Binomial Pricing Model

     Because the determination of the fair value of all options granted includes vesting periods over several years and additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of reported net income for future periods.

EARNINGS PER SHARE

Since the effect of stock options of 57,103 shares in 1998, 49,542 shares in 1997, and 25,811 shares in 1996 would be antidilutive to loss per share computations, Basic EPS and Diluted EPS are identical for the years ended December 31, 1998, 1997 and 1996. The computations of EPS for 1998, 1997 and 1996 include shares (denominator) of 6,319,775, 6,384,566 and 6,376,277, respectively.
     Performance based restricted stock of 286,000, 305,500 and 245,000 shares for the years ended December 31, 1998, 1997 and 1996, respectively, were not included in the above computations. Such shares may be issued in the future subject to the occurrence of certain events as described in the "Stock Option and Stock Award Plans" note.

COMMITMENTS AND CONTINGENCIES

Rent expense for office equipment, facilities and vehicles was $1.0 million, $.8 million and $1.0 million for 1998, 1997 and 1996, respectively. The Company also received rental income on subleased facilities of $.2 million for the years ended December 31, 1998 and 1997, and $0 for the year ended December 31, 1996. At December 31, 1998, the Company was committed, under non-cancelable operating leases, to minimum annual rentals as follows: 1999 - $.6 million; 2000 - $.4 million; 2001 - $.3 million; 2002 - $.3 million; 2003 - $.2 million; thereafter
- $.3 million. Minimum annual rentals have not been reduced for future minimum rentals under non-cancelable subleases aggregating $.8 million.
     At December 31, 1998, the Company had no obligations under standby letters of credit.
     In April 1994, Ricoh Company, Ltd., Ricoh Electronics, Inc., and Ricoh Corporation (collectively "Ricoh") brought a lawsuit in the United States District Court of New Hampshire ("District Court"), alleging the Company's infringement of the U.S. patents 4,611,730 and 4,878,603 relating to certain toner cartridges for Ricoh copiers. In March 1997, the District Court enjoined Nashua from manufacturing, using or selling its NT-50 and NT-6750 toner cartridges. Sales of these products in 1996 amounted to one percent of Nashua's total sales. The Company disagreed with the District Court's decision and appealed to the United States Court of Appeals for the Federal Circuit ("Court of Appeals"). On February 18, 1999, the Court of Appeals affirmed the March 1997 ruling of the District Court that the Company infringed a patent held by Ricoh. Separately, on September 30, 1998, the District Court issued an order awarding damages in the amount of $7,549,000 related to the Company's sales of NT-50 and NT-6750 toner cartridges through December 3, 1995, additional damages relating to the Company's sales of such products through March 1997, certain of Ricoh's costs relative to the suit, and interest on such damages. The Company disagrees with the District Court's decision on the issue of damages and has appealed the decision to the Court of Appeals. The Company has adequate financial resources to pay the District Court's award of damages should its appeal on damages be unsuccessful. In connection with the damages award, the Company recorded a $15.0 million pretax charge in the third quarter of 1998 and is accruing interest on such award. In addition, in the fourth quarter of 1998, the Company posted a $16.0 million bond and placed $5.0 million in escrow to secure such bond. The $5.0 million is classified as restricted cash in the balance sheet.

     In August and September 1996, two individual plaintiffs initiated lawsuits in the Circuit Court of Cook County, Illinois against the Company, Cerion, certain directors and officers of Cerion, and the Company's underwriter, on behalf of classes consisting of all persons who purchased the common stock of Cerion between May 24, 1996 and July 9, 1996. These two complaints were consolidated. In March 1997, the same individual plaintiffs joined by a third plaintiff filed a Consolidated Amended Class Action Complaint (the "Consolidated Complaint"). The Consolidated Complaint alleged that, in connection with Cerion's initial public offering, the defendants issued materially false and misleading statements and omitted the disclosure of material facts regarding, in particular, certain significant customer relationships. In October 1997, the Court, on motion by the defendants, dismissed the Consolidated Complaint. The plaintiffs filed a Second Amended Consolidated Complaint alleging substantially similar claims as the Consolidated Complaint seeking damages and injunctive relief. On May 6, 1998, the Court, on motion by the defendants, dismissed with prejudice the Second Amended Consolidated Complaint. The plaintiffs have filed an appeal of the Court's ruling. The Company continues to believe that this lawsuit is without merit and plans to vigorously defend itself in this matter on appeal.

     The Company is involved in certain environmental matters and has been designated by the Environmental Protection Agency ("EPA") as a potentially responsible party ("PRP") for certain hazardous waste sites. In addition, the Company has been notified by certain state environmental agencies that some of the Company sites not addressed by the EPA require remedial action. These sites are in various stages of investigation and remediation. Due to the unique physical characteristics of each site, the technology employed, the extended timeframes of each remediation, the interpretation of applicable laws and regulations and the financial viability of other potential participants, the ultimate cost to the Company of remediation for each site is difficult to determine. At December 31, 1998, based on the facts currently known and the Company's prior experience with these matters, the Company has concluded that there is at least a reasonable possibility that site assessment, remediation and monitoring costs will be incurred by the Company with respect to those sites which can be reasonably estimated in the aggregate range of $1.0 million to $1.5 million. This range is based, in part, on an allocation of certain sites' costs which, due to the joint and several nature of the liability, could increase if the other PRPs are unable to bear their allocated share. At December 31, 1998, the Company has accrued $1.5 million which represents, in management's view, the most likely amount within the range stated above. Based on information currently available to the Company, management believes that it is probable that the major responsible parties will fully pay the costs apportioned to them. Management believes that, based on its financial position and the estimated environmental accrual recorded, its remediation expense with respect to those sites is not likely to have a material adverse effect on its consolidated financial position or results of operations.

POSTRETIREMENT BENEFITS

In 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement standardizes the disclosure requirements for pensions and other postretirement benefits. Prior years' information has been restated to conform with the requirements of this statement.

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

Retiree Health Care and Other Benefits: The Company also provides certain health care and other benefits to eligible retired employees and their spouses. Salaried participants generally become eligible for retiree health care benefits after reaching age 60 with ten years of service. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location or bargaining unit. Generally, the medical plans are fully insured managed care plans. In 1993, the postretirement benefit plan was changed to share the cost of benefits with all retirees, resulting in an unrecognized benefit which is being amortized over the future service period of the active employees.


                                                                    Pension Benefits    Postretirement Benefits
                                                               -----------------------  ------------------------
(In thousands)                                                     1998           1997         1998         1997
----------------------------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                        $116,671       $108,805     $  8,527     $  8,219
Service cost                                                      1,470          1,669           54           59
Interest cost                                                     8,289          8,219          532          606
Amendments                                                          188              -            -            -
Actuarial (gain)/loss                                             8,204          6,171         (764)         358
Benefits paid                                                    (9,466)        (8,193)        (651)        (715)
                                                               -------------------------------------------------
Benefit obligation at end of year                              $125,356       $116,671     $  7,698     $  8,527
                                                               =================================================

Change in plan assets
Fair value of plan assets at beginning of year                 $125,011       $115,619     $      -     $      -
Actual return on plan assets                                     13,924         15,621            -            -
Employer contribution                                                 -          1,705            -            -
Benefits paid                                                    (9,209)        (7,934)           -            -
                                                               -------------------------------------------------
Fair value of plan assets at end of year                       $129,726       $125,011     $      -     $      -
                                                               =================================================

Funded status                                                  $  4,370       $  8,340     $ (7,698)    $ (8,527)
Unrecognized net actuarial (gain)/loss                          (17,717)       (22,945)      (2,869)      (2,285)
Unrecognized prior service cost                                   3,749          4,478         (656)        (758)
Unrecognized net transition asset                                   221            528            -            -
                                                               -------------------------------------------------
Net amount recognized                                          $ (9,377)      $ (9,599)    $(11,223)    $(11,570)
                                                               =================================================

The amount recognized in the consolidated balance
    sheet consists of the following:
Accrued benefit liability                                      $ (9,377)      $ (9,599)    $(11,223)    $(11,570)
    Additional minimum liability                                   (382)          (335)           -            -
    Intangible asset                                                382            335            -            -
                                                               -------------------------------------------------
Net amount recognized                                          $ (9,377)      $ (9,599)    $(11,223)    $(11,570)
                                                               =================================================


                                                                 Pension Benefits            Postretirement Benefits
                                                            --------------------------       -----------------------
                                                            1998       1997       1996       1998       1997    1996
--------------------------------------------------------------------------------------------------------------------
Weighted-average assumptions as of December 31
Discount rate                                               6.75%      7.25%      7.75%      6.75%      7.25%   7.75%
Expected return on plan assets                              9.70%      9.70%      9.70%      9.70%      9.70%   9.70%
Average rate of compensation increase                       5.00%      5.00%      5.00%      5.00%      5.00%   5.00%


     For measurement purposes, a 5.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999 and thereafter.

     Net periodic pension and postretirement benefit costs from continuing operations for the plans, exclusive of enhanced early retirement and curtailment costs, includes the following components:


                                                                Pension Benefits              Postretirement Benefits
                                                        -------------------------------      -------------------------
(In thousands)                                             1998        1997        1996      1998       1997      1996
----------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost
Service cost                                            $ 1,470      $1,669      $2,360      $ 54       $ 59      $ 81
Interest cost                                             8,288       8,219       7,997       532        606       620
Expected return on plan assets                          (10,712)     (9,834)     (9,150)        -          -         -
Amortization of prior service cost                          605         633         610       (56)       (59)     (269)
Recognized net actuarial (gain)                             (53)       (145)          -      (136)      (118)     (101)
Amortization of transition obligation                       161         189         199         -          -         -
                                                        --------------------------------------------------------------
Net periodic benefit cost                               $  (241)     $ 731       $2,016      $394       $488      $331
                                                        ==============================================================


     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $3.1 million, $3.0 million, and $0, respectively, as of December 31, 1998 and $2.9 million, $2.8 million, and $0, respectively, as of December 31, 1997.
     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                                      1-Percentage        1-Percentage
(In thousands)                                                                      Point Increase      Point Decrease
----------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                                       $ 14               $ (12)
Effect on accumulated postretirement benefit obligation                                       $107               $(100)


     The Company recognized curtailment expenses of $.3 million relating to the sale of the photofinishing businesses in 1998, and $.3 million relating to the Tape Products Division sale in 1996.
     Approximately $9.8 million and $9.9 million of the accrued pension cost and $10.6 million and $10.8 million of the accrued postretirement benefits for 1998 and 1997, respectively, are included in "Other long-term liabilities" in the accompanying consolidated balance sheet. Intangible pension assets of $.4 million and of $.3 million for 1998 and 1997, respectively, are included in "Other assets" in the accompanying consolidated balance sheet. Additionally, approximately $.6 million and $.8 million of the accrued postretirement benefits for 1998 and 1997, respectively, are included in "Accrued expenses" in the accompanying consolidated balance sheet.
     The Company is in the process of liquidating a pension plan related primarily to the UK photofinishing business sold in 1998. At December 31, 1998, the projected benefit obligation and accumulated benefit obligation under the plan were $9.3 million and the fair value of plan assets was $11.4 million.

INFORMATION ABOUT OPERATIONS

During the fourth quarter of 1998, the Company adopted FAS 131. Prior year segment information has been restated to present the Company's two reportable segments - (1) Imaging Supplies and (2) Specialty Coated and Label Products.
     The Imaging Supplies segment produces and sells copier and laser printer supplies (primarily toner, developer, remanufactured cartridges, and the distribution of paper) to distributors, original equipment manufacturers, and end users. The Specialty Coated and Label Products segment manufactures specialty coated paper and label products. These include various converted paper products sold primarily to domestic converters and re-sellers, end users and private label distributors.
     The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies Note to the Consolidated Financial Statements. Segment data does not include restructuring and other unusual items, and does not allocate all corporate costs and assets to the divisions. The Company evaluates the performance of its segments and allocates resources to them based on pretax income before restructuring and other unusual items.
     Sales between business segments are insignificant. Intrasegment sales between geographic areas are generally priced at the lowest price offered to unaffiliated customers.
     The Company's reportable segments are strategic business units grouped by product class. They are managed separately because each business requires different technology and marketing strategies. Due to similarities between the Label Products and Specialty Coated Product Divisions, they have been aggregated and reported as one reportable segment (Specialty Coated and Label Products).

     The table below presents information about reported segments for the years ending December 31:

                                                   Net Sales From           Pretax Income (Loss) From
                                               Continuing Operations          Continuing Operations            Identifiable Assets
                                           --------------------------       -------------------------       ------------------------
(In millions)                                1998      1997      1996        1998      1997      1996        1998      1997     1996
------------------------------------------------------------------------------------------------------------------------------------
By Reportable Segment
Imaging Supplies                           $ 57.5    $ 66.5    $ 88.3      $ (2.0)   $ (3.6)   $ (5.4)     $ 21.2    $ 22.9   $ 23.8
Specialty Coated and Label Products         110.2     106.6     110.6         9.3       7.6       4.9        47.0      43.7     43.0


Reconciling items:
    Other (1)                                  .1        .1        .1         (.6)     (1.5)     (1.8)        1.0        .6       .6
    Corporate expenses and assets               -         -         -        (4.9)     (8.5)    (10.9)       64.1      30.8     26.4
    Restructuring and other unusual items       -         -         -       (13.8)     (4.3)      1.7           -         -        -
    Discontinued operations                     -         -         -           -         -         -          .8      48.8     82.9
                                           -----------------------------------------------------------------------------------------
Consolidated                               $167.8    $173.2    $199.0      $(12.0)   $(10.3)   $(11.5)     $134.1    $146.8   $176.7
                                           =========================================================================================

(1) Includes activity from operations which falls below the quantitative thresholds for a reportable segment.


     Capital expenditures and depreciation and amortization by reportable segment are set forth below for the years ended December 31:

                                                                               Capital Expenditures      Depreciation & Amortization
                                                                             ------------------------    ---------------------------
(In millions)                                                                1998      1997      1996        1998      1997     1996
------------------------------------------------------------------------------------------------------------------------------------
Imaging Supplies                                                             $1.1      $ .8      $4.1        $2.1      $2.3     $3.1
Specialty Coated and Label Products                                           5.4       3.2       1.1         3.7       3.7      3.8

Reconciling Items:
    Other (1)                                                                   -         -        .1          .2        .2       .2
    Corporate                                                                  .2        .4        .6          .8       1.4      1.9
                                                                            --------------------------------------------------------
Consolidated                                                                 $6.7      $4.4      $5.9        $6.8      $7.6     $9.0
                                                                            ========================================================

(1) Includes activity from operations which falls below the quantitative thresholds for a reportable segment.


     The following is information by geographic area as of and for the years ended December 31:

                                                                                  Net Sales From
                                                                               Continuing Operations            Long-Lived Assets
                                                                           --------------------------       ------------------------
(In millions)                                                                1998      1997      1996        1998      1997     1996
------------------------------------------------------------------------------------------------------------------------------------
By Geographic Area
United States                                                              $167.5    $172.4    $198.5       $39.6     $39.9    $46.1
Europe                                                                         .3        .8        .5          .4        .5       .5

Reconciling Items:
    Discontinued operations                                                     -         -         -          .8      48.7     49.2
                                                                           ---------------------------------------------------------
Consolidated                                                               $167.8    $173.2    $199.0       $40.8     $89.1    $95.8
                                                                           =========================================================

COMMON STOCK INFORMATION (UNAUDITED)

The Company's stock is traded on the New York Stock Exchange. At December 31, 1998, there were 1,275 record holders of the Company's common stock.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF NASHUA CORPORATION:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and retained earnings and of cash flows present fairly, in all material respects, the financial position of Nashua Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Boston, Massachusetts

February 5, 1999


OFFICERS
Gerald G. Garbacz                 Bruce T. Wright                Joseph I. Gonzalez-Rivas
Chairman, President and           Vice President                 Vice President/President,
Chief Executive Officer           Human Resources                Imaging Supplies Division


Peter C. Anastos                  Joseph R. Matson               John J. Ireland
Vice President, General           Vice President,                Vice President/President,
Counsel and Secretary             Corporate Controller           Specialty Coated Products Division


John L. Patenaude                 Suzanne L. Ansara              Gene P. Pache
Vice President-Finance,           Assistant Secretary            Vice President/President,
Chief Financial Officer                                          Label Products Division
and Treasurer



DIRECTORS

Sheldon A. Buckler                John M. Kucharski              James F. Orr III
Chairman                          Chairman                       Chairman, President and
Commonwealth Energy System        EG&G, Inc.                     Chief Executive Officer
                                  (Technical and Scientific      UNUM Corporation
Gerald G. Garbacz                 Products and Services)         (Insurance)
Chairman, President and
Chief Executive Officer           David C. Miller, Jr.           Peter J. Murphy
Nashua Corporation                President and Chief            President and Chief
                                  Executive Officer              Executive Officer
Charles S. Hoppin                 ParEx Inc.                     Parlex Corporation
Senior Counsel                    (Investment Company)           (Electrical Components)
Davis Polk & Wardwell
(Law Firm)



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